[redacted]

02060599

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gammon Lake Resources Inc.

*CURRENT ADDRESS ______________________

PROCESSED

DEC 30 2002

THOMSON FINANCIAL

**FORMER NAME ______________________

**NEW ADDRESS ______________________

FILE NO. 82- 4909 FISCAL YEAR 1-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlj

DATE : 12/16/02

GAMMON LAKE RESOURCES INC.

ANNUAL REPORT

2002

TSE : GAM / NASDAQ (OTC) : GMLRF / BSX : GL7

November 2002

Dear Shareholders,

The last fiscal year has been very positive and eventful one for the Company with many important initiatives successfully completed.

Among the most significant accomplishments was the renegotiating of its agreement with Minerales de Soyopa resulting in a dramatic reduction of the amount to be paid by Gammon Lake to Soyopa and the conveyance to Gammon Lake of one hundred percent (100%) of Soyopa's right, title and ownership to Soyopa's concessions at Ocampo, Chihuahua State, Mexico. The concessions have been conveyed to Gammon Lake and are registered in the Company's name at the Mexican Bureau of Mines.

The Company entered into a strategic alliance with Bolnisi Gold NL of Sydney, Australia with the intent to take Gammon Lake's gold/silver project at Ocampo into production at the earliest time possible. Bolnisi has been working at Ocampo since February of 2002 at its sole expense, to complete a feasibility study leading to production from the project, at an annualized rate of not less than 1.25 million tonnes of processed ore.

In April of 2002, the Company received an independent third party preliminary economic assessment and engineering study prepared by Pincock Allen and Holt of Lakewood, Colorado. The study outlines extremely robust economics for a combined open pit and underground mine at the Company's project at Ocampo and indicates yearly production of 85,000 ounces gold and 3,750,000 ounces silver at a cash cost of US $118.00 per ounce of gold equivalent. In its report, Pincock Allen & Holt indicates the potential to add an additional 1,950,000 ounces of gold and 106,500,000 ounces of silver with further exploration and development at Ocampo. That further work is now underway at Ocampo.

One of the truly exciting realities of the PAH report is that the economics outlined are based on US $300 gold and US $4.60 silver. As this letter is written, the world gold price is US $322 and world silver price is US $4.50, which means that the economic prospects of the Ocampo project are even more substantial than outlined in the report.

The Company completed a fully subscribed private placement for gross proceeds of CDN $6.5 million dollars in June 2002. The placement was led by LOM Capital of Hamilton Bermuda. The Company plans to apply substantially all of the financing proceeds to a significant drilling and development program at its Ocampo gold/silver project with the objective of substantially increasing its defined resource on its 100% owned portion of the project.

Yours truly,

Fred George
President

Ocampo Project Location and Infrastructure and History

Located in the Sierra Madre Occidental Mountains, State of Chihuahua, Mexico, the Ocampo Gold Silver Project is 25 road kilometers from Highway 16, a major transportation route across northern Mexico. Access from the highway is via a government maintained road. The project area has a well-developed infrastructure and a local work force familiar with mining operations.

Discovered in 1804, Ocampo was an active mining district, famous for its high grade "clavos", until the 1912 Mexican revolution. Following withdrawal of foreign capital after the revolution, mining was restricted to small underfunded operations.

Until the mid 1990's, Ocampo was a remote camp with difficult access. With the completion of Federal Highway 16 the mid 1990's, the area now is easily accessible from major supply centers in Chihuahua and Sonora.

In the past, mineral ownership within the Ocampo mining district was fractured, further complicating development efforts. No modern exploration programs were undertaken in the district until 1997.

Gammon Lake began exploring the possibilities of the district in 1998 and in 1999 began a drilling campaign in the northeastern part of the district. By early 2000, Gammon had entered into agreements that effectively consolidated the district for the first time in nearly 100 years.

During 2000, Gammon Lake undertook an aggressive exploration and development drilling program, completing over 27,000 meters of combined reverse circulation and core. To date three hundred (300) drill holes totaling 38,982 meters have been completed on the Ocampo Gold Silver Project.

Metallurgical test work has been completed by Kappes, Cassiday & Associates. Bottle roll tests have demonstrate amenability of gold and silver to cyanide extraction. Initial column tests to test heap leach extraction techniques have exceeded expectations.

A third party resource evaluation has been completed by Watts Griffis McOuat Ltd. As a result of the 2000 exploration program, known resource in all categories more than tripled. See table below.

Current Resource Ocampo

The current resource on the 100% owned Northeast Project area and the Bolnisi Joint Venture area are shown in the table below.

100% Gammon Lake Resources					
	Tonnes	**Au (g/t)**	**Ag (g/t)**	**Au oz.**	**Ag oz.**
Measured Resources	291,000	1.45	100	14,000	938,000
Indicated Resources	4,786,000	1.96	81	303,000	12,411,000
Measured + Indicated	5,077,000	1.94	82	317,000	13,349,000
Inferred	930,000	3.90	251	117,000	7,523,000
Joint Venture Resources					
Measured Resources	7,380,000	1.39	66	331,000	15,707,000
Indicated Resources	9,233,000	1.20	36	357,000	10,594,000
Measured + Indicated	16,613,000	1.29	49	688,000	26,301,000
Inferred Resources	4,875,000	1.28	54	200,121	8,517,000

Gammon Enters Joint Venture Agreement on Open Pit Area of Ocampo

In March 2002 a formal earn-in Agreement was entered into between Bolnisi Gold NL ('Bolnisi') and Gammon Lake Resources Inc. ('Gammon Lake') over the Plaza de Gallos, Refugio, Conico, Picacho and La Estrella open pit area of the Ocampo Gold-Silver Project, Chihuahua State Mexico. Gammon Lake maintains one hundred percent (100%) ownership of all its remaining concessions at Ocampo on which a number of significant high grade structures have been drill identified. Gammon Lake will focus its attention on advancing the development of these structures.

Below is a topographical map showing a portion of Gammon Lake's Ocampo project on which the Northeast Project area and the Gammon Lake / Bolnisi Joint Venture areas are outlined.

Topographical Map of Ocampo



100 % Gammon Owned
Ocampo Northeast Project
PGR Trend
Aventurero
San Juan
Brenda
Gammon / Bolnisi Joint Venture Area
Santa Juliana
Red areas in map – Alteration and Mineralization
Blue Lines – Major Faults and Structures

June 2002 Bolnisi Gold NL began a 4,800-meter, 33 hole drill program. The program has been designed to provide in-fill data for the completion of a block model resource and core samples from metallurgical test work to be used in the final feasibility study on the Gammon /Bolnisi Joint Venture area. Bolnisi must place the joint venture into production at its sole expense within the next 16 months or be subject to $100,000 per month penalty and in any event be in production within 22 months to earn their 60% interest.

Third Party Study by Pincock Allen & Holt

A preliminary assessment report was prepared on the Ocampo project in Spring 2002. The following table summarizes the economic results of the PAH study.

OCAMPO PROJECT FINANCIAL ANALYSIS SUMMARY

	Phase I*	Phase II**
Cash Cost/oz gold equivalent	US$127	US$118
Rate of Return	88%	91%
NPV 0%	US$101,316,000	US$266,747,000
NPV 5%	US$ 76,332,000	US$176,242,000
Pay Back/Years	1.6	1.6

Gold Price US$300 **Silver Price** US$4.60 *Phase I-Years 1-6; **Phase II-Projected case years 1-12

The Pincock Allen & Holt scoping study, encompassing a Phase I and a Phase II for the project was based on extensive project data resulting from expenditures by Gammon Lake of $14,000,000, which included the completion of 38,000 meters of drilling in 300 holes and a previously released project resource study audited by Watts, Griffis & McOuat. Ocampo's current mineral resource inventory as stated in the Watts, Griffis & McOuat report was estimated to include in excess of 1,000,000 contained ounces of gold and 39,600,000 contained ounces of silver in the measured and indicated categories, plus 317,000 contained ounces of gold and 16,000,000 contained ounces of silver in the inferred category. In it's report, PAH indicates the potential to add an additional 1,950,000 ounces of gold and 106,500,000 ounces of silver with further exploration and development at the Ocampo project. Such potential resources would be included in a future Phase III analysis.

Among Pincock Allen & Holt's conclusions are:

- The economic analysis of the project, using typical heap leach operating and capital costs, shows robust economic performance.
- The sensitivity analysis indicates strong economic performance with a 20% reduction in metal price or grade or a 20% increase in either operating or capital costs.

The Pincock Allen & Holt report stated:

"Two cases were analyzed during the study. The base case focused on measured and indicated resources with minimal reliance on inferred resources, and produced a 6-year mine life. The second case (referred to as the projected case) allowed more extensive development of the inferred resources, with an operating life of 12 years and a heavier reliance on underground production."

ECONOMIC ASSESSMENT SUMMARY RESULTS

GOLD/SILVER PRODUCTION	Phase I Base Case*	Phase II**
Gold Ounces	468,800	1,019,700
Silver Ounces	19,919,000	44,860,000

PRODUCTION COST	Phase I Base Case	Phase II
Cash Cost (Combined Underground & Open Pit)	US$127.00 per oz e/au	US$118.00 per oz e/au
Cash Cost (Underground)	US$96.00 per oz e/au	US$96.00 per oz e/au
Cash Cost (Open Pit)	US$142.00 per oz e/au	US$142.00 per oz e/au

OPEN PIT DATA	Phase I Base Case	Phase II
Years	5.5	8.5
Ore Tonnage	6,530,000mt	10,645,000mt
Gold Grade	1.81g/t	1.81g/t
Silver Grade	87g/t	87g/t
Strip Ratio	4.3	4.3

UNDERGROUND DATA	Phase I Base Case	Phase II
Years	5.5	11.5
Ore Tonnage	655,000	2,305,000
Gold Grade	7.35g/t	7.35g/t
Silver Grade	414g/t	414g/t

PROCESSING & HEAPS	Phase I Base Case	Phase II
Tonnes Per Day	4,600	4,600
Gold Recovery	88%	88%
Silver Recovery	73%	73%

OPERATING COSTS	Phase I Base Case	Phase II
Open Pit $/Tonne ORE	US$0.95	US $0.95
Underground $/Tonne	US $18.30	US$18.30
Processing $/Tonne	US $5.50	US$5.50
G & A and Closure $/Tonne	US $1.20	US$1.20

MINE LIFE CAPITAL***	Phase I Base Case****	Phase II
Total Capital	US$27,064,000	US$39,354,000

* Phase I-Years 1-6
** Phase II-Projected Case Years 1-12
*** In Phase I, Gammon Lake's Capital Cost is US$2,300,000 for underground operation on 100% Gammon owned ground. In Phase II, Gammon Lake's Capital Cost is US$12,290,000 for operation of 12 year project with heavier reliance on underground production on 100% Gammon owned ground.
**** The open pit capital costs are estimated to be US$24,764,000 which will be borne entirely by Bolnisi Gold NL under the Gammon/Bolnisi joint venture.

SENSITIVITY ANALYSIS

The scoping study included a sensitivity analysis outlining the economic effect of changes to capital cost, operating costs, and world gold/silver prices.

GOLD PRICE SENSITIVITY

Gold Price	Silver Price		Phase I	Phase II
US$250	US$3.83	Rate of Return	54%	60%
		NPV 0%	US$62,539,000	US$181,220,000
		NPV 5%	US$45,517,000	US$116,710,000
		Pay Back/Years	2.1	2.2

Gold Price	Silver Price		Phase I	Phase II
US$300.00	US$4.60	Rate of Return	88%	91%
		NPV 0%	US$101,316,000	US$266,747,000
		NPV 5%	US$76,332,000	US$176,242,000
		Pay Back/Years	1.6	1.6

Gold Price	Silver Price		Phase I	Phase II
US$350	US$5.37	Rate of Return	124%	126%
		NPV 0%	US$140,094,000	US$352,274,000
		NPV 5%	US$107,147,000	US$235,773,000
		Pay Back/Years	1.2	1.2

Commenting on the scoping study, Gregory Liller, Gammon Lake's Vice President of Explorations, said "Gammon Lake's Phase I cash cost of combined open pit/underground operation of US $115 per ounce is extremely low and the total costs of US $124, which includes Gammon's share of capital cost, would be among the lowest in the mining industry. The study estimates economic performance that is highly robust. In fact, the economic performance projections are so robust that the project demonstrates very strong performance even if metal prices and or grades were reduced by 20% or operating/capital costs were increased by 20%. In my opinion the report makes it clear that Ocampo is one of only a few properties that exhibits both robust economics as well as length of mine life sufficient to form the cornerstone of a substantial mining company."

Current Work Program 2002

On the basis of the robust potential economics and the large exploration potential outlined in the PAH report Gammon Lake will focus its exploration drilling efforts on greatly increasing the known resource on Gammon's 100% owned Northeast project area.

The accompanying two long sections are on the San Juan and Aventurero deposits. The San Juan long section shows the relationship between the old workings in the San Juan and Santa Juliana mines and the pierce points of the 2000/2001 deep drilling in the San Juan structure. The Aventurero shows the existing drill hole pierce points in relation to elevation.

OCAMPO NORTHEAST LONGITUDINAL SECTIONS

FIGURE 1



Existing Drill Hole
Bulk Sample
Planned Drill Hole
2000 elv
1900 elv
Stopes
Lowest Drainage Level Approximate Elevation 1720 m
1800 elv
1700 elv
205
199
UG-10
UG-11
UG-9
210
215
1600 elv
1500 elv
Santa Juliana Workings Projected into Plane of Section
1400 elv
Bottom Elevation 1400 Meters

Ocampo Gold Silver Project
Longitudinal Section San Juan - Balvanera
NNE Section, viewing WNW

FIGURE 2



Existing Drill Hole
Planned Drill Hole
BR-29
220
BR-30
101
224
221
226
184

Ocampo Gold Silver Project
Longitudinal Section Aventurero
ENE Section, viewing SW

Prior drilling by Gammon has already produced high grade results as outlined in the following table and displayed on the above long sections.

SELECTED DRILL RESULTS TO DATE AT OCAMPO NORTHEAST PROJECT AREA

Deposit	Hole	Intercept (m)	Gold (g/t)	Silver (g/t)
San Juan	UGD-9	4	8.93	804
	UGD-10	5	6.11	266
	UGD-11	5	5.69	665
	Or	2	13.48	1,604
	ODH-199	Low Grade		
	ODH-205	Workings		
	ODH-210	Low Grade		
	ODH-215	4.5	8.39	675
Aventurero	ODH-184	7.6	18.96	408
	ODH-221	4.6	5.21	306
	ODH-224	7.6	5.00	299
	ODH-226	4.57	4.65	164
Brenda	UGD-13	3	10.88	663
	UGD-14	3	4.67	267

In addition to the above drill hole intercepts, a 300 tonne bulk sample was mined from the lowest level of the dewatered Balvanera mine. This sample was processed through the small local custom mill and graded 9.40 g/t gold and 414 g/t silver. Gammon Lake feels that the results produced to date by the deeper elevation drill holes have been exceptional. Discounting the hole that intersected workings, the overall success rate for identifying mineralization has been quite strong. While all the above holes are classified as "deep elevation tests" project topography is such that ramps from the valley floor could readily access much of the area tested to date.

The upcoming drill program will test an additional 200 meters below drilling completed to date, along with testing targets on the JM, Brenda, Santa Ana, Resurreccion, El Rayo and Belen zones. The geological map below outlines the drill holes to date and the proposed drill holes on the Ocampo Northeast Project area. All maps and longitudinal sections in this press release may be seen clearly and in colour at the Company's website, www.gammonlake.com.

2002 DRILL PROGRAM SITE LOCATION MAP



JM
Santa Ana
Brenda
Maria
Balvanera
San Juan
Aventurero
Resurreccion
El Rayo
Santa Juliana
Belen
Silicifed with Quartz Breccia/Stockworks
Clay Alteration
Shear or Fault
Drill Hole
Planned Drill Hole
Old Workings
Ocampo Gold-Silver Project
Ocampo Northeast Project
Geologic Map

DIRECTOR'S REPORT **November 2002**

As was the case last year, Gammon Lake Resources Inc. continues to direct the majority of its human and financial resources to the exploration and development of the Ocampo project, located in Chihuahua State, Mexico.

On a go forward basis, it is anticipated that the focus will change more and more from pure exploration to an advanced development and ultimately to production. These plans are subject to the customary risk factors of the junior resource exploration sector.

As reported in last year's annual report, successful completion of advanced development and production requires some change in the mix of talents and experience available to the Company. To that end the Company has appointed two new Directors to its Board, both of whom are Mexican nationals. The new Directors are Senor Alejandro Caraveo and Senor Rodolfo Nieblas. Between them these new Directors bring a wealth of senior executive experience in business in Mexico, in mineral resource development and invaluable relationships with government and business leaders throughout Mexico. The appointments strongly position Gammon Lake for strategic growth in Mexico in the years ahead.

The Directors believe that the Company is undervalued, particularly in light of resource estimate studies, joint venture undertakings, an independent third party preliminary economic assessment and engineering study and very positive metallurgy test results. Market conditions continue to be very challenging and do not reflect the true value of the Company.

The joint venture referenced above was undertaken in January of 2002 between Gammon Lake and Bolnisi Gold NL of Sydney Australia under the terms of which Bolnisi has the right to earn a sixty percent (60%) interest in a portion of Gammon Lake's Ocampo project upon attaining certain production milestones. The directors and management of Gammon Lake believe that alliance with Bolnisi Gold will put production at Ocampo on the fast tract and is in the best interest of Gammon Lake shareholders.

Management of the Company has once again proven its capacity to raise the necessary capital to finance its exploration and development initiatives. During the fiscal year ended July 31, 2002 the Company successfully raised $7,737,000 through a private placement financing in the amount of $6,500,000 led by LOM Capital Ltd. of Hamilton, Bermuda, a further private placement financing in October, 2001 in the amount of $1,027,000 and a private placement financing in the amount of $210,000 in February 2002.

Gammon Lake working capital as at July 31, 2002 increased from $1,018,392 to $6,573,133.

The directors are confident that the Company has the necessary financial resources to meet its project development and corporate requirements for the next number of months. The Ocampo Project in Mexico continues to be the focus of the Company's efforts and the directors are very optimistic that the next fiscal year will bring significant positive advances in its development and the fortunes of the Company.

Management's Discussion and Analysis

The following discussion and analysis of the Corporation's financial condition and results of operations should be read in conjunction with the audited consolidated financial statements of the Corporation for the twelve months ended July 31, 2002, 2001 and 2000.

Overview

The following discussion and analysis provides a summary of selected audited consolidated financial information for the twelve months ended July 31, 2002, 2001 and 2000, and includes financial information relating to the Corporation, as well as its direct and indirect wholly-owned subsidiaries.

The Corporation's exploration activities are at an early stage, and it has not yet been determined whether its properties contain recoverable ore. The Corporation has no current sources of revenue other than interest earned on cash and short-term and money market instruments, all of which were derived from issuances of share capital, as well as a monthly payment in the amount of $30,000 for a definite term pursuant to the joint venture agreement with Bolnisi Gold NL.

Selected Consolidated Financial Information

Annual Information

Twelve Months Ended July 31, 2002, 2001 and 2000 –
Consolidated Balance Sheet Data

	2002 ($)	2001 ($)	2000 ($)
Working Capital	6,573,133	1,018,392	2,788,051
Current Assets	6,741,921	1,201,298	3,059,323
Capital Assets	25,919	29,577	33,868
Mineral Properties and Related Deferred Costs	48,785,981	33,135,821 [1]	14,976,528[1]
Current Liabilities	168,788	182,906	271,272
Shareholders' Equity	32,939,922	23,631,790	14,535,737
Deficit	(6,101,694)	(3,894,033)	(2,182,697)

Notes:

(1) This amount has been restated as a result of a restatement of the financial statements of the Corporation's Mexican subsidiary for the twelve months ended July 31, 2001 and 2000 following a determination that certain capitalized costs with respect to mineral properties and related deferred costs were not eligible to be deducted against future taxable income under Mexican law.

Twelve Months Ended July 31, 2002, 2001 and 2000 –
Consolidated Statement of Loss and Deficit Data

	2002 ($)	2001 ($)	2000 ($)
Interest Income	23,039	108,703	133,646
Expenses	2,350,700	1,669,255	1,028,262
Losses	2,207,661	1,560,552	894,616
Write-off of Abandoned Mineral Properties and Related Deferred Costs	-	150,784	44,064
Net Loss	(2,207,661)	(1,711,336)	(938,680)
Net Loss (per share)	(0.09)	(0.12)	(0.06)
Net Loss (per share, fully diluted) [1]	(0.09)	(0.12)	(0.06)

Quarterly Information (2)

	Three Months Ended October 31, 2001 / 2000	Three Months Ended January 31, 2002 / 2001	Three Months Ended April 30, 2002 / 2001	Three Months Ended July 31, 2002 / 2001
Interest Income	$19,077 / $19,128	$379 / $50,649	$81 / $18,695	$3,502 / $20,231
Net Loss	$(416,441) / $(279,583)	$(344,645) / $(899,355)	$(276,632) / $(337,727)	$(1,169,943) / $(194,671)
Net Loss (per share)	$(0.02) / $(0.02)	$(0.01) / $(0.05)	$(0.01) / $(0.02)	$(0.049) / $(0.009)
Net Loss (per share, fully diluted) [1]	$(0.02) / $(0.02)	$(0.01) / $(0.05)	$(0.01) / $(0.02)	$(0.049) / $(0.009)

Notes:

(1) Net loss per share on a fully-diluted basis is the same as net loss per share on an undiluted basis, as all factors which were considered in the calculation are anti-dilutive.

(2) Quarterly information for the three months ended October 31, 2001 and 2000, January 31, 2002 and 2001, and April 30, 2002 and 2001 was obtained from the Corporation's unaudited quarterly financial statements for these periods.

Results of Operations

Twelve Months Ended July 31, 2002

During this period, the Corporation had revenue of $143,039 (2001 - $108,703), relating to interest on short-term investments and management fees. The Corporation incurred expenses of $2,350,700 (2001 - $1,669,255), of which $4,188 (2001 - $5,428) were due to amortization, $(83,000) (2001 – $nil) to a foreign exchange gain/loss, $928,475 (2001 - $610,547) to general and administrative expenses, $30,000 (2001 - $36,000) to management fees, $1,382,699 (2001 - $947,027) to professional fees and $88,338 (2001 - $70,253) to wages and benefits. There were no write-offs of abandoned mineral properties and related deferred costs for the period, compared to write-offs and deferred costs of $150,784 for the twelve months ended July 31, 2001. The Corporation's net loss for the period was $2,207,661 (2001 - $1,711,336).

Twelve Months Ended July 31, 2001

During this period, the Corporation earned income of $108,703 (2000 - $133,646), relating to interest on short-term investments. The Corporation incurred expenses of $1,669,255 (2000 - $1,028,262), of which $5,428 (2000 - $4,540) were due to amortization, $610,547 (2000 - $370,772) to general and administrative expenses, $36,000 (2000 - $36,000) to management fees, $947,027 (2000 - $552,728) to professional fees and $70,253 (2000 - $64,222) to wages and benefits. The Corporations write-down of abandoned mineral properties and related deferred costs for the period totalled $150,784 (2000 - $44,064) and its net loss for the period was $1,711,336 (2000 - $938,680).

Twelve Months Ended July 31, 2000

During this period, the Corporation earned income of $133,646 (1999 - $13,809), relating to interest on short-term investments. The Corporation incurred expenses of $1,028,262 (1999 - $384,990), of which $4,540 (1999 - $3,184) were due to amortization, $370,772 (1999 - $179,262) to general and administrative expenses, $36,000 (1999 - $36,000) to management fees, $552,728 (1999 - $108,760) to professional fees and $64,222 (1999 - $57,784) to wages and benefits. The Corporations write-down of abandoned mineral properties and related deferred costs for the period totalled $44,064 (1999 - $17,335) and its net loss for the period was $938,680 (1999 - $388,516).

Liquidity and Capital Resources

During the twelve months ended July 31, 2002, the Corporation expended a total of $15,650,160 on exploration of the Ocampo Project. Of this amount, $2,600,000 of expenditures were incurred for arm's length services and property acquisitions paid by the issuance of 5,000,000 common shares of the Corporation, valued at an average price of $0.52 per share, and an amount of $11,111,111 were incurred for long-term debt consideration. Exploration expenditures also included future income taxes of $865,000 and cash outlays in the amounts of U.S. $100,000 and U.S. $125,000 on November 23, 2001 and May 23, 2002, respectively, which were paid by the Corporation in accordance with the terms of the Soyopa Joint Venture Agreement. Under the terms of the Soyopa Joint Venture Agreement, the Corporation is also required to make two separate payments of U.S. $3,500,000 on or before November 23, 2006 and U.S. $3,500,000 on or before November 23, 2007, except if the property is placed into production prior to November 23, 2006, in which case an annual advance payment of U.S. $1,000,000 shall be made to Soyopa which will be credited against the U.S. $7,000,000 obligation and, if the property is sold to a third party, the balance of U.S. $7,000,000 shall be due and owing immediately. Under the terms of the Minera Fuerte Joint Venture Agreement, the Corporation is required to pay the amount of $211,526 to Minera Fuerte upon the sale of the Ocampo Project.

On March 25, 2002, the Corporation entered into an Earn-In Agreement with Bolnisi Gold NL ("Bolnisi") with respect to certain areas of the Ocampo Project. Bolnisi will complete the Corporation's ongoing Feasibility Study and will place the project into production, at its own expense, at a rate of not less than 1.25 million tones of ore processed per year. In addition, Bolnisi has agreed to pay to the Corporation the sum of $30,000 per month until the project has attained the agreed rate of production. If the agreed rate of production is not attained within a period of eighteen months of the due diligence period, Bolnisi will pay a penalty of $100,000 per month to the Corporation, and if such rate of production is not attained within twenty-four months of the due diligence period, the Corporation will retain 100% ownership of the concessions. Upon the agreed production levels being attained, Bolnisi will earn a 60% interest in the concessions covered by the agreement.

During the period, the Corporation raised gross proceeds of $7,737,000 by way of three private placements. The first private placement, completed on October 11, 2001, was comprised of 1,975,000 units, at a price of $0.52 per unit. Each unit was exercisable for one common share and one common share purchase warrant of the Corporation. Each whole common share purchase warrant is exercisable for one common share of the Corporation at a price of $0.65 per share until October 9, 2003. The second private placement, completed on February 11, 2002, was comprised of 350,000 units, at a price of $0.60 per unit. Each unit was exercisable for one common share and one common share purchase warrant. Each whole common share purchase warrant is exercisable for one common share of the Corporation at a price of $0.75 until February 11, 2004. The third private placement, completed on May 31, 2002, was comprised of 5,200,000 units, at a price of $1.25 per unit. Each unit was exercisable for one common share and one half of one common share purchase warrant. Each whole common share purchase warrant is exercisable for one common share at a price of $1.50 for a period until November 30, 2003. The net proceeds of all the private placements are being used by the Corporation to fund its mineral exploration program on the Ocampo Project and for general corporate purposes.

During the period, the Corporation received $760,000 from the exercise of options for the purchase of 1,155,000 Common Shares under the terms of the Corporation's Stock Option Plan, as well as $1,285,506 from the exercise of 519,250 special warrants, 1,410,700 common share purchase warrants and 163,750 compensation warrants, all of which were issued in connection with previously completed private placements. As at July 31, 2002, the Corporation had cash in the amount of $6,398,305 and working capital of $6,573,133.

In order to ensure sufficient funds for the future expansion of its mineral exploration activities, the Corporation has sought and received, at an annual and special meeting of shareholders held on January 4, 2002, the approval of its shareholders to enter into one or more arms length private placements in the twelve-month period following the shareholder meeting providing for the issue of up to 100% of the Corporations issued and outstanding common shares. Each private placement must be completed in accordance with applicable rules and regulations of securities regulators and will only be negotiated if management believes the subscription price to be reasonable in the circumstances and if the funds are required by the Corporation to expand its activities.

During the twelve months ended July 31, 2001, the Corporation expended a total of $18,308,697 on exploration of the Ocampo Project and $1,380 on exploration of its mineral claims in the Province of Nova Scotia. The $18,308,697 of exploration expenditures allocated to the Ocampo Project during the period consisted of $4,719,407 for exploration work paid by cash outlay, $6,300,000 for arms length services and property acquisitions paid by the issuance of 2,000,000 shares valued at an average price of $3.15 per share, and $7,289,290 for future income taxes. Of the cash outlay of $4,719,407 for exploration work during the period, the Corporation paid the amounts of U.S. $750,000 and U.S $487,974, respectively, to Soyopa and Minera Fuerte under the terms of the Soyopa and Minera Fuerte Joint Venture Agreements. During the period, the Corporation raised gross proceeds of $5,000,000 by way of a private placement of 1,000,000 special warrants, at a price of $5.00 per special warrant. The underwriters fee ($350,000) and the expenses of the offering ($125,000) totalled $475,000, resulting in net proceeds to the Corporation of $4,525,000. The net proceeds of the private placements are being used by the Corporation to fund its mineral exploration program on the Ocampo Project and for general corporate purposes. During the period, the Corporation received $31,500 from the exercise of options for the purchase of 20,000 Common Shares under the terms of the Corporations Stock Option Plan, as well as $35,158 from the exercise of 14,063 common share purchase warrants issued pursuant to a private placement completed in 2000. As at July 31, 2001, the Corporation had cash in the amount of $469,915 and working capital of $1,018,392.

As at July 31, 2000, exploration expenditures on the Ocampo Project, the La Cuesta and Santa Maria claims and the Corporation's mineral claims in the Province of Nova Scotia totalled $13,763,676, $1,063,448 and $149,404, respectively. The exploration expenditures allocated to the Ocampo Project during the period included $4,050,000 for arms length services and property acquisitions paid by the issuance of 1,750,000 shares valued at an average price of $2.31 per share. During this period, the Corporation raised gross proceeds of $1,040,000 by way of two private placements of 270,000 and 250,000 units, respectively, at a price of $2.00 per unit. The net proceeds from the issuance of the units were used by the Corporation to fund its mineral exploration program on the Ocampo Project and for general working capital purposes. During the period, the Corporation received $984,850 from the exercise of options for the purchase of 951,800 Common Shares under the terms of the Corporations Stock Option Plan, as well as $646,029 from the exercise of 1,214,304 common share purchase warrants. During the period, the Corporation also received net proceeds of $5,022,582 from the exercise of rights for the purchase of 2,517,226 Common Shares under the terms of a rights offering completed on November 25, 1999. As at July 31, 2000, the Corporation had cash in the amount of $2,625,342 and working capital of $2,788,051.

Outlook

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and require significant expenditures prior to achieving commercial production. Future precious metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. The Corporation does not expect to receive significant income from any of the projects in the near term. The Corporation will require additional funds for working capital. In the event that unanticipated business opportunities or expenditures arise prior to such time, the Corporation may require additional financing. The Corporation will also require additional financing to satisfy the cash payment obligations of its joint venture agreements. If funding is required for any of these reasons, or if a commercial body of ore is confirmed on any of the Corporation's properties and the Corporation requires additional financing to initiate development of such body, it may fund its capital requirements by arranging further equity financing, issuing long term debt, arranging joint ventures with other companies or through a combination of the above.

There are no known deposits of commercial minerals on any of the mineral exploration properties of the Corporation and any activities of the Corporation thereon will constitute exploratory searches for minerals. See "Item 3: Narrative Description of the Business – Risks and Uncertainties" of the Annual Information Form of the Corporation for the twelve months ended July 31, 2002.

Other than as discussed herein, the Corporation is not aware of any trends, demands, commitments, events or uncertainties that may result in the Corporation's liquidity or capital resources either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Corporation's liquidity and capital resources will be substantially determined by the success or failure of the Corporation's exploration programs on its mineral properties and its ability to obtain equity financing.

Corporate Profile

Share Details as at July 31, 2002

Shares Issued:	36,453,766

Officers and Directors:

Chairman of Board	Terence Donahoe, Q.C.
Chief Executive Officer	Bradley H. Langille
President	Fred George
Chief Financial Officer	Andrew J. Miller, C.A.
V.P. Operations	Terence F. Coughlan, B.Sc.
V.P. Exploration	Gregory K. Liller
Directors:	Fred George Terence Donahoe, Q.C. Bradley H. Langille Dale M. Hendrick, P. Eng., CFIM Terence F. Coughlan B.Sc.(Geology) Alejandro Caraveo Vallina Rodolfo Nieblas
Auditors:	Grant Thornton 301-238A Brownlow Avenue P.O. Box 38049 Dartmouth, Nova Scotia Canada B2Y 3Z6
Legal Counsel:	McInnes Cooper & Robertson 1601 Lower Water Street PO Box 730 Halifax, Nova Scotia B3J 2V1
Transfer Agent:	Computershare Trust Company 1500 University Street, Suite 700 Montreal, Quebec H3A 3S8
Bankers:	Royal Bank of Canada 7001 Mumford Road Halifax, N.S. B3L 2H8
Inquiries and Investor Relations:	Terence Donahoe, Q.C. 902 468-0614

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia
Canada B3B 1T5

Tel: (902) 468-0614 Fax: (902) 468-0631
Web: www.gammonlake.com E-Mail: gammonl@sprint.ca
TSE : GAM / NASDAQ (OTC) : GMLRF / BSX : GL7

EXEMPTION: RULE 12g3-2(b)
FILE NO.: 82-4909

02 DEC 11 ... 9:41

Gammon Lake Resources Inc.
Consolidated Financial Statements
July 31, 2002 and 2001

Grant Thornton

Contents

Grant Thornton LLP
Chartered Accountants
Management Consultants

Auditors' Report

To the Shareholders of
Gammon Lake Resources Inc.

We have audited the consolidated balance sheets of **Gammon Lake Resources Inc.** as at July 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these statements present fairly, in all material respects, the financial position of the Company as at July 31, 2002 and 2001, and the results of its operations and the changes in its financial position for the years then ended in accordance with Canadian generally accepted accounting principles

Grant Thornton LLP

Halifax, Nova Scotia, Canada
October 9, 2002, except to Note 3
which is as of November 1, 2002

Grant Thornton LLP
Chartered Accountants

P.O. Box 426
Suite 1100
2000 Barrington Street
Halifax, Nova Scotia
B3J 2P8
T (902) 421-1734
F (902) 420-1068
E Halifax@GrantThornton.ca
W www.GrantThornton.ca

Gammon Lake Resources Inc.
Consolidated Statements of Loss and Deficit

Years ended July 31	2002	2001
Revenue		
Interest	$ 23,039	$ 108,703
Management fees (Note 6)	120,000	-
	143,039	108,703
Expenses		
Amortization	4,188	5,428
Foreign exchange gain	(83,000)	-
General and administrative	928,475	610,547
Management fees	30,000	36,000
Professional fees	1,382,699	947,027
Wages and benefits	88,338	70,253
	2,350,700	1,669,255
Loss before write off	(2,207,661)	(1,560,552)
Write off of abandoned mineral properties and related deferred costs (Note 5)	-	(150,784)
Net loss	$ (2,207,661)	$ (1,711,336)
Loss per share (Note 9)	$ (.09)	$ (.12)
Deficit, beginning of year	$ (3,894,033)	$ (2,182,697)
Net loss	(2,207,661)	(1,711,336)
Deficit, end of year	$ (6,101,694)	$ (3,894,033)

See accompanying notes to the consolidated financial statements.

Gammon Lake Resources Inc.
Consolidated Balance Sheets

July 31	2002	2001
		(Restated) (Note 3)
Assets		
Current		
Cash and cash equivalents	**$ 6,398,305**	$ 469,915
Receivables		
Commodity taxes	**190,489**	653,796
Other	**149,127**	76,930
Prepaids	**4,000**	657
	6,741,921	1,201,298
Capital assets (Note 4)	**25,919**	29,577
Mineral properties and related deferred costs (Notes 5 and 6)	**48,785,981**	33,135,821
	$ 55,553,821	$ 34,366,696
Liabilities		
Current		
Payables and accruals	**$ 168,788**	$ 182,906
Long term debt (Note 7)	**11,028,111**	-
Future income taxes (Note 11)	**11,417,000**	10,552,000
	22,445,111	10,552,000
	22,613,899	10,734,906
Shareholders' Equity		
Capital stock (Note 8)	**39,041,616**	27,525,823
Deficit	**(6,101,694)**	(3,894
	32,939,922	23,631,790
	$ 55,553,821	$ 34,366,696

Nature of operations and going concern assumption (Note 1)
Commitments and contingencies (Note 6)
Subsequent event (Note 14)

On behalf of the Board

"Fred George" Director "Bradley George" Director

See accompanying notes to the consolidated financial statements.

Gammon Lake Resources Inc.
Consolidated Statements of Cash Flows

Years Ended July 31	2002	2001
Increase (decrease) in cash and cash equivalents		
Operating		
Net loss	**$ (2,207,661)**	$ (1,711,336)
Amortization	**4,188**	5,428
Write-off of abandoned mineral properties and related deferred costs	**-**	150,784
Foreign exchange gain	**(83,000)**	-
	(2,286,473)	(1,555,124)
Change in non-cash operating working capital (Note 10)	**(86,886)**	135,930
Cash flow from operations	**(2,373,359)**	(1,419,194)
Financing		
Net proceeds from issuance of capital stock	**8,915,793**	4,507,389
Investing		
Acquisition of capital assets	**(530)**	(1,137)
Expenditures on mineral properties and related deferred costs - net	**(1,074,050)**	(4,720,787)
Decrease in payables relating to mineral properties	**(57,340)**	(162,444)
Decrease (increase) in receivables relating to mineral properties	**517,876**	(359,254)
	(614,044)	(5,243,622)
Net increase (decrease) in cash and cash equivalents	**5,928,390**	(2,155,427)
Cash and cash equivalents		
Beginning of year	**469,915**	2,625,342
End of year (Note 10)	**$ 6,398,305**	$ 469,915
Cash flow per share from operations	**$ (0.10)**	$ (0.11)

See accompanying notes to the consolidated financial statements.

1. Nature of operations and going concern assumption

Gammon Lake Resources Inc. (the "Company") is a publicly traded company, engaged in the acquisition, exploration and development of resource properties in Canada and Mexico. The Company is continued under Part 1A of the Companies Act (Quebec) and its common shares are listed on the Toronto Stock Exchange.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the securing and maintaining of title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development thereof and upon future profitable production there from or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

The Company will have to raise additional funds to complete the acquisition, exploration and development of its interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future. In addition, the Company will require further financing to meet certain financial commitments under its joint venture and option buy out agreements.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reporting revenues and expenses, and the balance sheet classifications used.

2. Significant accounting policies

Consolidation accounting
These consolidated financial statements include the accounts of the Company plus Gammon Lake Resources (NS) Incorporated and its wholly owned subsidiaries, Gammon Lake de Mexico S.A. de C.V. and Gammon Lake Resources (Barbados) Inc. Interests in joint ventures, including corporate joint ventures, are accounted for on the proportionate consolidation basis whereby the Company's share of joint venture assets, liabilities, revenues and expenses are included in the consolidated financial statements.

Use of estimates
The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Actual results could differ from those reported.

Cash and cash equivalents
Cash and cash equivalents include cash on hand and balances with banks, net of bank overdrafts, and highly liquid temporary investments.

2. Significant accounting policies (continued)

Mineral properties and related deferred costs

Acquisitions, exploration and development costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on the unit of production basis, or until the properties are abandoned or sold or management determines that the mineral property is not economically viable, at which time the cost of the property and related deferred costs are written off. The units-of-production amortization is calculated based on proven and probable reserves following commencement of production. The amounts at which mineral properties and the related deferred costs are recorded do not necessarily reflect present or future values.

Capital assets and amortization

Capital assets are recorded at cost. Amortization is calculated using the declining balance method at the annual rate of 30% for computer equipment and 20% for exploration equipment and furniture and equipment.

Stock based compensation plans

The Company has a stock option plan, which is described in Note 8. No compensation expense is recognized when options are granted. The consideration paid on exercise of options is credited to capital stock.

Foreign currency transactions

Monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate. Non-monetary assets and liabilities, as well as revenue and expense transactions denominated in foreign currencies are translated at the rate prevailing at the time of the transaction. Translation gains or losses are recognized in the period in which they occur.

Income taxes

Income taxes are calculated using the asset and liability method of tax accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and on unclaimed losses carried forward and are measured using the substantially enacted tax rates that will be in effect when the differences are expected to reverse or when unclaimed losses are expected to be utilized. A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered more likely than not.

Loss per common share

Loss per common share is calculated based on the weighted average number of common shares outstanding for the period. Diluted earnings per common share considers the potential exercise of outstanding options and warrants using the treasury-based method.

Future site restoration and abandonment costs

Estimated costs of future site restoration and abandonments, net of recoveries, will be provided for over the life of future proved reserves on a unit-of-production basis. An annual provision will be recorded as depletion and depreciation. As the Company has no proved reserves at its fiscal year end, no provision has been provided in the consolidated financial statements.

3. Restatement of prior year

During the year, the Company's Mexican subsidiary (Gammon Lake de Mexico, S.A. de C.V.) issued restated financial statements for the year ended July 31, 2001 having determined that certain capitalized costs with respect to mineral properties and related deferred costs were not eligible to be deducted against future taxable income under Mexican tax law. The 2001 amounts presented for comparative purposes have been restated. This change had no effect on previously reported revenues, expenses, cash flows or loss per share.

The effect of the correction on the 2001 financial statements is as follows:

	Increase
Mineral properties and related deferred costs	$ 10,552,000
Future income tax liability	$ 10,552,000

4. Capital assets

	July 31, 2002			July 31, 2001		
	Cost	Accumulated Amortization	**Net Book Value**	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 6,752	$ 4,616	**$ 2,136**	$ 6,752	$ 3,700	$ 3,052
Exploration equipment	39,283	16,425	**22,858**	39,158	13,904	25,254
Furniture and equipment	2,957	2,032	**925**	2,957	1,686	1,271
	$ 48,992	$ 23,073	**$ 25,919**	$ 48,867	$ 19,290	$ 29,577

5. Mineral properties and related deferred costs

For the year ended July 31, 2002

	(Restated) (Note 3) Balance July 31, 2001	**Expenditures during the period**	**Balance July 31, 2002**
Mexico			
La Cuesta and Santa Maria	$ 1,063,448	$ -	$ 1,063,448
Ocampo	32,072,373	15,650,160	47,722,533
	$ 33,135,821	$ 15,650,160	$ 48,785,981

During fiscal 2002, $2,600,000 of expenditures related to the Ocampo property were incurred for non-cash share consideration and $11,111,111 of expenditures related to the Ocampo property were incurred for long term debt consideration. Included in current year expenditures are future income taxes of $865,000.

5. Mineral properties and related deferred costs (continued)

Year ended July 31, 2001

	(Restated) (Note 3) Balance July 31, 2000	Expenditures during the year	Writedown	(Restated) (Note 3) Balance July 31, 2001
Canada				
Harrigan Lake	$ 44,508	$ 1,280	$ (45,788)	$ -
Lawrencetown	104,896	100	(104,996)	-
	149,404	1,380	(150,784)	-
Mexico				
La Cuesta and Santa Maria	1,063,448	-	-	1,063,448
Ocampo	13,763,676	18,308,697	-	32,072,373
	14,827,124	18,308,697	-	33,135,821
	$ 14,976,528	$ 18,310,077	$ (150,784)	$ 33,135,821

During the year, the Company abandoned certain mineral properties and the related costs were written-off. During the year, $6,300,000 of expenditures related to the Ocampo property were incurred for non-cash share consideration. Included in current year expenditures are future income taxes of $7,289,290.

6. Commitments and contingencies

Option and joint venture agreements

a) Minera Fuerte Mayo, S.A. de C.V. ("Fuerte Mayo")

The Company has a joint venture agreement with Fuerte Mayo respecting the Ocampo property under which the Company has a 60% participating interest in 17 mining claims in Mexico. Under the terms of the joint venture, the Company is the operator and 100% of the sales from production on the property may be applied to the cash payment due to Fuerte Mayo in the joint venture stage. Under the terms of the agreement, a balance of US $211,526 is due to Fuerte Mayo upon the sale of the property.

In April 1999, the Company secured a right to earn the remaining 40% interest in the property. Under the terms of this agreement, to be eligible to acquire the additional interest, the Company must first fulfil the above conditions of the joint venture agreement. The Company can acquire the additional interest after completing CDN $1,000,000 of exploration which must include at least 5,000 meters of drilling and agreeing to pay US $5.00 per ounce of proved gold reserves.

b) Minerales de Soyopa, S.A. de C.V. ("Soyopa")

On November 24, 2001, the Company and Soyopa entered into an agreement amending previous option and joint venture agreements. Under the terms of these agreements, the Company acquired 100% of the right, title and ownership to 17 mining claims in the Ocampo district of Mexico. Consideration for title of the properties was US $100,000 paid on November 24, 2001, US $125,000 paid on May 23, 2002, the issuance of 5,000,000 common shares of the Company to Soyopa and US $7,000,000 in long term debt as disclosed in Note 6.

Under the terms of the agreement, the 5,000,000 common shares may only be sold at a price of CDN $2.50 or greater per share until November 24, 2003. After November 24, 2003, the shares may be sold at any price except that if shares are to be sold at a price less than CDN $1.00 per share, only one-half of the shares owned may be sold. The Company has determined a value of CDN $0.52 per share (approximating the trading value at the time the agreement was entered into) for total share consideration of CDN $2,600,000.

6. Commitments and contingencies (continued)

c) Compania Minera Global, S.A. de C.V. ("Global")

On July 17, 2000, the Company entered into an agreement with Global for consulting services to assist in the negotiations of an agreement with Soyopa to secure the right to acquire the then remaining fifty-one percent (51%) interest in the Ocampo property.

As part of the consideration for the successful negotiation and execution of the agreement between the Company and Soyopa and upon sale by the Company of the lands, claims and concessions described in the agreements, the Company is required to pay Global U.S. $1,000,000.

d) Bolnisi Gold NL ("Bolnisi")

On March 25, 2002, the Company entered into an Earn in Agreement with Bolnisi over certain areas of the Ocampo property.

A summary of the significant terms and conditions of the agreement are as follows:

i.) Bolnisi will pay the Company $30,000 CDN per month commencing April 2002 until the completion of the earn-in period.

ii.) Bolnisi will complete the feasibility study commenced by the Company.

iii.) At the completion of the feasibility study, Bolnisi may withdraw from the agreement if it is not subjectively satisfied with the results of the study without any further obligations to the Company.

iv.) Bolnisi will earn a 60% interest in the properties under agreement once the project has been placed into production at a rate of not less that 1.25 million tonnes per annum. Bolnisi is responsible for all costs associated with putting the project into production.

v.) If the property is not placed into production within a period of 18 months, a $100,000 CDN penalty per month will apply until completion. If the property has not been placed into production within 24 months of the due diligence period, the earn in agreement will be null and void and the Company will retain 100% ownership of the properties.

vi.) Bolnisi was granted a right of first refusal to develop the Company's remaining properties.

6. Commitments and contingencies (continued)

A summary of the future commitments based on the above noted option and joint venture agreements at July 31, 2002 are set out in the following table:

Agreement	Consideration	Terms
Minera Fuerte Mayo, S.A. de C.V.	US $211,526	Upon sale of the property
Compania Minera Global, S.A. de C.V.	US $1,000,000	Upon sale of the property

7. Long term debt

The long term debt is payable to Soyopa is non-interest bearing and has terms of repayment as follows:

i.) US $3,500,000 on or before November 23, 2006;

ii.) US $3,500,000 on or before November 23, 2007;

iii.) In the event that the Company has commenced production of gold and/or silver from the mining title acquired prior to November 23, 2006, the Company is required to pay Soyopa US $1,000,000, annually, commencing on the first anniversary of the start of production which will reduce the remaining amount due;

iv.) In the event the Company sells or transfers title to the concessions to a third party, the US $7,000,000 or the amount remaining, becomes due.

8. Capital stock

Authorized:
Unlimited number of common shares

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class "A" preferred shares, redeemable at their paid-in value.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class "B" preferred shares, redeemable at their paid-in value.

Issued and outstanding:

	Number of shares	Ascribed value	
Balance – July 31, 2000	17,646,003	$ 16,718,434	
Issued during the year ended July 31, 2001:			
Pursuant to joint venture and consulting agreements			
Minera Fuerte Mayo, S.A. de C.V. (Ocampo Property)	1,000,000	1,300,000	(1)
Compania Minera Global S.A. de C.V. (Ocampo property)	825,000	4,125,000	(2)
Compania Minera Global S.A. de C.V. (Ocampo property)	175,000	875,000	(3)
For cash upon exercise of share purchase options	20,000	31,500	
For cash upon exercise of warrants	14,063	35,158	
For cash upon exercise of special warrants	1,000,000	5,000,000	
Less: share issue costs	-	(559,269)	
Balance – July 31, 2001	20,680,066	$ 27,525,823	
Issued during the year ended July 31, 2002:			
Pursuant to joint venture agreement			
Minerals de Soyopa, S.A. de C.V. (Ocampo property)	5,000,000	2,600,000	(4)
For cash pursuant to private placements	7,525,000	7,737,000	
For cash upon exercise of share purchase options	1,155,000	760,000	
For cash upon exercise of special warrants	519,250	233,662	
For cash upon exercise of warrants	1,410,700	951,956	
For cash upon exercise of compensation warrants	163,750	99,888	
Less: share issue costs	-	(866,713)	
Balance - July 31, 2002	36,453,766	$ 39,041,616	

8. Capital stock (continued)

(1) Pursuant to the joint venture agreement, the Company issued 1,000,000 shares at a fixed price of $1.30 per share, representing the trading price at the date the agreement was negotiated. At the time of issuance, the Company's shares were trading at approximately $4.00 per share. The issuance has been recorded at the contract price of $1.30 per share.

(2) Pursuant to a consulting services agreement respecting a joint venture agreement, the Company issued 825,000 shares at a fixed price of $5.00 per share, representing the trading price at the date the agreement was negotiated. At the time of issuance, the Company's shares were trading at approximately $6.00 per share. The issuance has been recorded at the contract price of $5.00 per share.

(3) Pursuant to an agreement respecting the purchase of the right, title and interest in the claims for Dies de Mayo, and Alejandria at Ocampo. The Company issued 175,000 shares at a fixed price of $5.00 per share, representing the trading price at the date the agreement was negotiated. At the time of issuance, the Company's shares were trading at approximately $6.00 per share. The issuance has been recorded at the contract price of $5.00 per share.

(4) Pursuant to an agreement with Soyopa, the Company issued 5,000,000 shares to Soyopa at a price of $0.52 per share, representing the approximate trading value at the time the agreement was entered into.

Escrow shares

As at July 31, 2002, 3,966,926 (2001 – 4,960,900) common shares issued to promoters of Gammon Lake Resources Inc. and other investors are held in escrow and will be released subject to certain regulatory approvals.

Share purchase warrants

A summary of the 4,297,300 outstanding warrants to purchase common shares as at July 31, 2002 is as follows:

Number of Common Shares Under Warrant	Expiration Date	Exercise Price
100,000	December 21, 2002	$ 5.50
1,597,300	October 9, 2003	$ 0.65
2,600,000	November 30, 2003	$ 1.50

Compensation warrants

With respect to a private placement offering of October 12, 2001, the Company granted 197,500 non-assignable broker's options entitling the underwriter to acquire from the Company, for no additional consideration, prior to October 9, 2002, 197,500 compensation warrants. Each compensation warrant entitles the underwriter to acquire one unit, each unit consisting of one common share and one common share purchase warrant of the Company at a price of $0.61 per unit up to October 9, 2003. As of July 31, 2002, 163,750 of these have been exercised.

With respect to a private placement of May 31, 2002, the Company granted 260,000 compensation warrants. Each compensation warrant entitles the underwriter to acquire one unit for $1.50 per unit. Each unit consists of one common share and one half of a common share purchase warrant. Each purchase warrant entitles the underwriter to acquire one common share at $1.50 per share. As at July 31, 2002 no compensation warrants have been exercised.

8. Capital stock (continued)

Stock options

The Company has a stock option plan under which options to purchase common shares of the Company may be granted to directors, senior officers, employees and service providers of the Company. The aggregate number of common shares which may be reserved for issuance under the plan shall be 5,000,000, subject to change by approval of the shareholders and regulatory authorities. The maximum number of common shares which may be reserved for issuance to any one person under the plan shall be 5% of the shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of shares reserved for issuance to such person under any other option to purchase shares from treasury granted as a compensation or incentive mechanism.

An aggregate of 7,303,300 options have been granted pursuant to the Company's stock option plan of which 2,726,800 have been exercised or expired. Options granted as at July 31, 2002 are in excess of the amount available under the Company's stock option plan and are subject to shareholder approval. Set forth below is a summary of the outstanding options to purchase common shares as at July 31, 2002.

Holder	Number of Shares Under Option		Expiration Date	Exercise Price
Directors	5,000		April 20, 2003	$ 0.75
Directors	266,000		April 8, 2004	$ 1.20
Consultants	10,000		October 1, 2004	$ 2.00
Director	40,000		January 31, 2005	$ 2.40
Directors	650,000		April 25, 2006	$ 1.50
Consultants and employees	40,500		April 25, 2006	$ 1.50
Directors	370,000		September 26, 2006	$ 0.50
Consultants	60,000		September 26, 2006	$ 0.50
Directors	400,000	(1)	January 18, 2007	$ 0.70
Consultants	50,000		February 5, 2003	$ 0.75
Consultants	100,000		March 1, 2007	$ 0.90
Consultants	400,000		March 1, 2007	$ 0.93
Officers	150,000	(2)	February 7, 2007	$ 0.75
Consultants	175,000	(3)	February 7, 2007	$ 0.75
Directors	700,000	(4)	March 15, 2007	$ 0.80
Consultants	800,000	(4)	March 15, 2007	$ 0.80
Consultants	35,000	(4)	April 24, 2007	$ 1.30
Consultant	300,000	(4)	May 21, 2007	$ 1.60
Consultant	25,000	(4)	June 25, 2003	$ 2.00

(1) 200,000 are subject to shareholder approval at the next annual and special meeting.
(2) 65,000 are subject to shareholder approval at the next annual and special meeting.
(3) 80,000 are subject to shareholder approval at the next annual and special meeting.
(4) Subject to shareholder approval at the next annual and special meeting.

8. Capital stock (continued)

Fixed Options	2002 Shares	2002 Weighted Average Exercise Price	2001 Shares	2001 Weighted Average Exercise Price
Outstanding, beginning of year	**1,111,500**	**$ 1.64**	441,000	$ 1.52
Granted	**4,720,000**	**0.80**	690,500	1.50
Expired	**(100,000)**	**(2.00)**	-	-
Exercised	**(1,155,000)**	**(0.66)**	(20,000)	(1.58)
Outstanding, end of year	**4,576,500**	**$ 0.98**	1,111,500	$ 1.64
Options exercisable, end of year	**2,371,500**	**$ 1.04**	1,111,500	$ 1.64

9. Loss and cash flow per share

Loss and cash flow from operations per share is calculated based on the weighted average number of shares outstanding during the year of 23,946,982 (2001 – 14,795,077 restated). Escrow shares are not included in the weighted average number of shares outstanding.

In the current year the Company has not included the escrow shares in its weighted average shares outstanding calculation. In 2001 and prior years the Company had included escrow shares, as a result of this change the net loss per share for 2001 previously reported as 0.09 has increased to 0.12 and operating cash flow per share has decreased from a loss of 0.07 to 0.11 per share.

Loss and cash flow from operations per share on a fully diluted basis would be as presented, as all factors are anti-dilutive.

10. Supplemental cash flow information

	2002	2001
Change in non-cash operating working capital:		
Receivables	**$ (126,766)**	$ 49,983
Prepaids	**(3,343)**	11,869
Payables and accruals	**43,223**	74,078
	$ (86,886)	$ 135,930
Cash and cash equivalents consist of:		
Cash on hand and balances with banks	**$ 1,398,305**	$ 79,915
Temporary money market instruments	**5,000,000**	390,000
	$ 6,398,305	$ 469,915
Interest and income taxes paid:		
Interest paid	**$ -**	$ 1,487
Income taxes paid	**$ -**	$ 1,004

11. Income taxes

The following table reconciles the expected income tax recovery at the Canadian statutory income tax rate to the amounts recognized in the consolidated statements of loss for the periods ended July 31, 2002 and 2001.

	2002	2001
Net loss	**$ 2,207,661**	$ 1,711,336
Income tax rate	**43%**	45%
Expected income tax recovery	**949,000**	772,000
Statutory rate change	**(34,000)**	-
Share issue costs	**(123,000)**	(50,000)
Temporary differences and other	**(55,000)**	-
Income adjustment on intercompany charges	**743,000**	-
Valuation allowance	**(1,480,000)**	(722,000)
Provision for income taxes	**$ -**	$ -

The following table reflects the future income tax liabilities at July 31, 2002 and 2001.

	2002	2001
Deductible share issue costs	**$ 442,000**	$ 201,000
Non-capital losses carried forward	**3,024,000**	2,366,000
Accounting value of mineral properties and related deferred costs in excess of tax value (see Note 3)	**(12,756,000)**	(11,514,000)
	(9,290,000)	(8,947,000)
Valuation allowance	**(2,127,000)**	(1,605,000)
Future income tax liabilities recognized	**$ (11,417,000)**	$ (10,552,000)

At July 31, 2002, the Company's fiscal year end for income tax purposes, the Company had Canadian and Mexican resource pools available to reduce future taxable income. The tax benefits pertaining to these amounts are available for carry forward indefinitely. As well, the Company had non-capital losses of approximately $8,104,393 which are due to expire as follows, unless applied against future taxable income of the Company. The benefits of the Canadian losses have not been recognized in these consolidated financial statements.

	Canada	Mexico	Total
July 31, 2003	$ 7,357	$ -	$ 7,357
July 31, 2004	311,475	-	311,475
July 31, 2005	197,741	-	197,741
July 31, 2006	367,364	-	367,364
July 31, 2007	887,312	-	887,312
July 31, 2008	1,349,367	-	1,349,367
July 31, 2009	798,312	-	798,312
July 31, 2010	-	1,964,747	1,964,747
July 31, 2012	-	2,220,718	2,220,718
	$ 3,918,928	$ 4,185,465	$ 8,104,393

12. Related party transactions

The Company paid the following amounts to Directors and companies controlled by Directors:

	2002	2001
Management fees	$ **30,000**	$ 36,000
Mineral property exploration expenditures	**39,808**	46,731
Promotional fees	**34,615**	44,000
Professional fees	**516,722**	356,100
	$ **621,145**	$ 482,831

At July 31, 2002 the Company had bonuses payables to directors of $100,000.

13. Financial instruments

At July 31, 2002, the Company's financial instruments consisted of cash and cash equivalents, receivables, payables and long term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. Some of the Company's receivables and payables are denominated in Mexican Pesos and the Company's long term debt is denominated in United States dollars and are translated at the period end based on the Company's accounting policy as set out in Note 2 to the consolidated financial statements. The long term debt creates a risk to the Company's earning that arise from fluctuations in foreign exchange rates and the degree of volatility of these rates.

The Company estimates that the fair value of its cash and cash equivalents, receivables and payables approximate their carrying values. There is no satisfactory market for the Company's long term debt based on the nature of the transaction and the uncertainty and potentially broad range of outcomes pertaining to the future cash outflows related which renders the calculation of fair value with approximate reliability impractical.

14. Subsequent event

On October 9, 2002 the Company granted an aggregate of 1,650,000 stock options to consultants (500,000) and officers and directors (1,150,000). The options expire on October 9, 2007 and have an exercise price of $1.01 per share which was the closing price for that day. These options are subject to shareholder approval at the next annual and special meeting.

EXEMPTION: RULE 12g3-2(b)
FILE NO.: 82-4969

GAMMON LAKE RESOURCES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING

OF

SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

NOVEMBER 8, 2002

GAMMON LAKE RESOURCES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of the shareholders of Gammon Lake Resources Inc. (the "Corporation") will be held at 1 Place Ville Marie, Suite 3900, Montreal, Quebec, H3B 4M7 on Friday, December 13, 2002, at the hour of 11:00 o'clock in the morning (Montreal time) for the following purposes:

1. To receive and consider the audited consolidated financial statements of the Corporation for the twelve months ended July 31, 2002, together with a report of the auditors thereon;

2. To elect directors;

3. To appoint auditors and to authorize the directors to fix their remuneration;

4. To consider, and, if thought fit, pass an ordinary resolution increasing the maximum number of common shares reserved for grants of options under the Corporation's stock option plan for directors, officers, employees and consultants of the Corporation and its subsidiaries (the "Stock Option Plan") from 5,000,000 to 9,125,000 common shares, as more particularly described in the attached management information circular (the full text of the Stock Option Plan, as amended, and the proposed ordinary resolution are attached to the management information circular as Schedules "A" and "B", respectively);

5. To consider, and, if thought fit, pass an ordinary resolution approving the grant of a total of 3,855,000 options to directors, officers, employees and consultants of the Corporation under the terms of the Corporation's Stock Option Plan, as proposed to be amended, as more particularly described in the attached management information circular (the full text of the proposed ordinary resolution is attached to the management information circular as Schedule "C");

6. To consider, and, if thought fit, pass an ordinary resolution approving the issuance in one or more private placements during the twelve month period commencing on the date of the annual and special meeting, of such number of securities that would result in the Corporation issuing or making issuable up to 100% of the number of common shares of the Corporation outstanding as at the date hereof, as more particularly described in the attached management information circular (the full text of the proposed ordinary resolution is attached to the management information circular as Schedule "D"); and

7. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

This notice is accompanied by a form of proxy, a management information circular and the audited consolidated financial statements of the Corporation for the twelve months ended July 31, 2002. Shareholders who are unable to attend the meeting in person are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

DATED at Toronto, Ontario this 8th day of November, 2002.

BY ORDER OF THE BOARD
(Signed): "Bradley H. Langille"
BRADLEY H. LANGILLE
CHIEF EXECUTIVE OFFICER

GAMMON LAKE RESOURCES INC.

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

THIS MANAGEMENT INFORMATION CIRCULAR (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF GAMMON LAKE RESOURCES INC. (THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by regular employees of the Corporation at nominal cost. The cost of solicitation by management will be borne directly by the Corporation.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM AT THE MEETING MAY DO SO either by inserting such person's name in the blank space provided in that form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays and holidays) before the time of holding the meeting, or delivered to the chairman on the day of the meeting or adjournment thereof.

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his attorney authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such meeting on the day of the meeting, or adjournment thereof, or in any other manner permitted by law.

Voting of Proxies

Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy WILL BE VOTED FOR EACH OF THE MATTERS TO BE VOTED ON BY SHAREHOLDERS AS DESCRIBED IN THIS CIRCULAR OR WITHHELD FROM VOTING OR VOTED AGAINST IF SO INDICATED ON THE FORM OF PROXY. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of meeting, or other matters which may properly come before the meeting. At the time of printing this Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the meeting.

Voting Securities and Principal Holders Thereof

The authorized capital of the Corporation consists of an unlimited number of common shares (the "Common Shares"). As at the date of this Circular, the Corporation had 36,453,766 Common Shares issued and outstanding.

The Corporation shall make a list of all persons who are registered holders of Common Shares on November 8, 2002 (the "Record Date") and the number of Common Shares registered in the name of each person on that date. Each shareholder is entitled to one vote for each Common Share registered in his name as it appears on the list except to the extent that such shareholder has transferred any of his shares after the Record

Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns the shares and demands, not later than ten days before the meeting, that his name be included in the list. In such case, the transferee is entitled to vote his shares at the meeting.

As at the date of this Circular, there is no person who is known to the Corporation, or its directors and officers, to beneficially own, directly or indirectly, or to exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the meeting.

Executive Compensation

Compensation of Executives

The following table, presented in accordance with the Regulation under the *Securities Act* (Ontario), sets forth all compensation paid to the officers of the Corporation named below (the "Named Executive Officers") during the fiscal years ended July 31, 2002, 2001, and 2000. No other executive officers received salary and bonuses in excess of $100,000 in any such periods.

Summary Compensation Table

Name and Principal Position	Year	ANNUAL COMPENSATION			LONG TERM COMPENSATION			All Other Compensation ($) (3)
		Salary ($) (1)	Bonus ($)	Other ($)	Options (#) (2)	Restricted Shares/Units (#)	LTIP Payouts ($)	
Bradley H. Langille Chief Executive Officer	2002	89,808	50,000	Nil	650,000 (4)	Nil	Nil	Nil
	2001	61,731	Nil	Nil	150,000	Nil	Nil	Nil
	2000	43,269	Nil	Nil	Nil	Nil	Nil	Nil
Fred George President	2002	135,615	50,000	Nil	900,000 (5)	Nil	Nil	Nil
	2001	129,500	Nil	Nil	300,000	Nil	Nil	Nil
	2000	80,000	Nil	Nil	Nil	Nil	Nil	Nil
Terence R.B. Donahoe Chairman and Executive Vice-President	2002	$132,000	Nil	Nil	150,000 (7)	Nil	Nil	Nil
	2001	$25,000	Nil	Nil	150,000	Nil	Nil	Nil
	2000	$6,000	Nil	Nil	Nil	Nil	Nil	Nil
Gregory K. Liller Vice-President, Exploration	2002	90,972	Nil	Nil	150,000 (6)	Nil	Nil	Nil
	2001	150,000	Nil	Nil	20,000	Nil	Nil	Nil
	2000	44,782	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) These amounts represent either salary or consulting fees paid to the Named Executive Officers or consulting companies associated with the Named Executive Officers.

(2) Options to purchase Common Shares granted pursuant to the Corporation's Stock Option Plan. See "Executive Compensation - Stock Option Plan".

(3) The aggregate value of all other compensation paid to the Named Executive Officers did not exceed $50,000 or 10% of the total of such officers' respective salary and bonus in any year.

(4) Of this amount, a total of 500,000 options are subject to the approval of shareholders at the annual and special meeting. See "Approval of Option Grants under the Stock Option Plan".

(5) Of this amount, a total of 400,000 are subject to the approval of shareholders at the annual and special meeting and a total of 300,000 have been exercised. See "Approval of Option Grants under the Stock Option Plan".

(6) Of this amount, a total of 65,000 options are subject to the approval of shareholders at the annual and special meeting. See "Approval of Option Grants under the Stock Option Plan".

(7) These options have been exercised.

The following table sets forth grants of options made to the Named Executive Officers under the Corporation's Stock Option Plan during the twelve months ended July 31, 2002. See "Executive Compensation - Stock Option Plan".

Option Grants During the Twelve Months Ended July 31, 2002 and Stock Option Values as at July 31, 2002

Name	Options Granted (#)	Percentage of Total Options Granted in Fiscal Year (%)	Exercise Price ($/Share)	Market Value of Securities Underlying Options on Date of Grant ($/Share) (1)	Expiry Date
Bradley H. Langille	150,000 500,000 (2)	3.18% 10.59%	$0.50 $0.80	$0.50 $0.80	September 26, 2006 March 15, 2007
Fred George	300,000 (4) 400,000 (3) 200,000 (2)	6.36% 8.47% 4.24%	$0.50 $0.70 $0.80	$0.50 $0.70 $0.80	September 26, 2006 January 18, 2007 March 15, 2007
Terence R.B. Donahoe	150,000 (4)	3.18%	$0.50	$0.50	September 26, 2006
Gregory K. Liller	150,000 (5)	3.18%	$0.75	$0.65	February 7, 2007

Notes:

(1) Based on the closing price of the common shares on the day preceding the date of grant of the options.
(2) Subject to the approval of shareholders at the annual and special meeting. See "Approval of Option Grants under the Stock Option Plan".
(3) Of the total 400,000 options granted, a total of 200,000 options are subject to the approval of shareholders at the annual and special meeting. See "Approval of Option Grants under the Stock Option Plan".
(4) These options have been exercised.
(5) Of the 150,000 options granted, a total of 65,000 options are subject to the approval of shareholders at the annual and special meeting. See "Approval of Option Grants under the Stock Option Plan".

The following table sets forth information regarding the exercise of options held by the Named Executive Officers during the twelve months ended July 31, 2002 and the aggregate number of outstanding options held by the Named Executive Officers, all of which options were exercisable, and the value of such options, in each case as at July 31, 2002.

Aggregated Option Exercises During the Twelve Months Ended July 31, 2002 and Stock Option Values as at July 31, 2002

Name	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options as at July 31, 2002 Exercisable/Unexercisable	Value of Unexercised in-the-Money Options as at July 31, 2002 Exercisable/Unexercisable
Bradley H. Langille	Nil	Nil	800,000 / Nil	$345,000 / Nil
Fred George	200,000	$100,000	1,000,000 / Nil	$414,000 / Nil
Terence R.B. Donahoe	5,000	$3,750	571,000 / Nil	$397,950 / Nil
Gregory K. Liller	Nil	Nil	170,000 / Nil	$88,500 / Nil

Compensation of Directors

Directors who are not officers of the Corporation are not currently paid any fees for their services as directors, however, such directors are entitled to receive compensation from the Corporation to the extent that they provide services to the Corporation other than in their capacity as directors of the Corporation. Any such compensation is based on rates that would be charged by such directors for similar services to arm's length parties. During the twelve months ended July 31, 2002, no such services were rendered and accordingly, no compensation was paid. The directors are, however, reimbursed for the expenses they incur to attend meetings of the Corporation.

Directors are also entitled to participate in the Corporation's Stock Option Plan and, at the time of joining the board of directors, directors are eligible for grants of options to purchase Common Shares. During the twelve months ended July 31, 2002, a total of 1,820,000 options to purchase Common Shares were granted to directors, of which 1,800,000 were granted to directors who are also officers of the Corporation. See "Executive Compensation - Stock Option Plan".

Stock Option Plan

The Corporation maintains a stock option plan (the "Stock Option Plan") for directors, officers, employees and consultants of the Corporation and its subsidiaries. The purpose of the Stock Option Plan is to encourage ownership of the Common Shares of the Corporation by the persons who are primarily responsible for the management and profitable growth of the Corporation's business, as well as provide additional incentive for superior performance by such persons and attract and retain valued personnel. The plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of the Corporation. A consultant is defined as an individual that is engaged by the Corporation, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Corporation's business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding corporation.

The Stock Option Plan is administered by the board of directors of the Corporation, who have the authority to determine, among other things, subject to the terms of the plan and the requirements of regulatory authorities having jurisdiction, the terms, limitations, restrictions and conditions respecting the grant of options thereunder.

On October 10, 2002, the board of directors of the Corporation approved a proposed amendment to the Stock Option Plan increasing the maximum number of Common Shares that may be reserved for all purposes under the plan from 5,000,000 to 9,125,000 common shares, as well as the grant of a total of 3,855,000 options under the Stock Option Plan to directors, officers and consultants of the Corporation. These options exceeded the existing maximum number of shares issuable under the plan and, as such, are not exercisable until they are approved, together with the proposed amendment to the Stock Option Plan, by shareholders of the Corporation at the annual and special meeting. See "Approval of Amendment to the Stock Option Plan" and "Approval of Option Grants under the Stock Option Plan".

In addition to the limit described above, the Stock Option Plan provides that the maximum number of common shares that may be reserved for issuance to any one insider under the plan and any other share compensation arrangement may not exceed 5% of the issued and outstanding Common Shares at the time of grant (on a non-diluted basis). The plan also provides that the maximum number of Common Shares that may be reserved for issuance to insiders under the plan and any other share compensation arrangement shall not exceed 10% of the Common Shares outstanding at the time of grant (on a non-diluted basis) and the maximum number of Common Shares that may be issued to insiders under the plan or any other share compensation arrangement within a one-year period shall not exceed 10% of the Common Shares outstanding at the time of grant (on a non-diluted) basis.

The board of directors of the Corporation has the authority under the Stock Option Plan to establish the option price at the time each option is granted, which price shall not be less than the market price of the Common Shares at the time of grant. Options granted under the Stock Option Plan are exercisable over a period not exceeding five (5) years from the date of grant, subject to earlier termination if the optionee ceases to be an eligible person by reason of termination of employment, retirement, disability or death. The options granted under the plan are not transferable or assignable other than by will or the laws of descent and distribution.

The Stock Option Plan allows the Corporation to make loans or provide guarantees for loans by financial institutions to assist eligible persons under the plan to purchase the Corporation's Common Shares upon the exercise of options granted thereunder. Any loan by the Corporation shall be full recourse to the eligible person to which such loan is made, and shall be secured by the Common Shares purchased with the proceeds of the loan and shall be at rates of interest, if any, and on such other terms as may be determined by the Corporation.

The following table sets forth details with respect to options to purchase Common Shares which are outstanding under the Stock Option Plan as of the date hereof:

Holder	Date of Grant	Common Shares Under Option (#)	Exercise Price ($/share)	Expiry Date	Market Price on Date of Grant [1]
Executive Officers as a group (6 in total)	April 20, 1998	5,000	$0.75	April 20, 2003	$0.50
	April 8, 1999	266,000	$1.20	April 8, 2004	$1.20
	October 1, 1999	10,000	$2.00	October 1, 2004	$2.00
	April 25, 2001	660,000	$1.50	April 25, 2006	$1.48
	September 26, 2001	160,000	$0.50	September 26, 2006	$0.50
	January 18, 2002	400,000 [2]	$0.70	January 18, 2007	$0.70
	February 7, 2002	150,000 [3]	$0.75	February 7, 2007	$0.65
	March 15, 2002	700,000 [4]	$0.80	March 15, 2007	$0.80
	October 9, 2002	1,025,000 [4]	$1.01	October 9, 2007	$1.01
Directors who are not also executive officers, as a group (3 in total)	January 31, 2000	40,000	$2.40	January 31, 2005	$2.30
	April 25, 2001	20,000	$1.50	April 25, 2006	$1.48
	September 26, 2001	20,000	$0.50	September 26, 2006	$0.50
	October 9, 2002	125,000 [4]	$1.01	October 9, 2007	$1.01
Employees (1 in total)	April 25, 2001	2,500	$1.50	April 25, 2006	$1.48
Consultants (11 in total)	April 25, 2001	8,000	$1.50	April 25, 2006	$1.48
	September 26, 2001	50,000	$0.50	September 26, 2006	$0.50
	February 7, 2002	175,000 [5]	$0.75	February 7, 2007	$0.65
	March 1, 2002	100,000	$0.90	March 1, 2005	$0.89
	March 1, 2002	400,000	$0.93	March 1, 2004	$0.89
	March 15, 2002	800,000 [4]	$0.80	March 15, 2007	$0.80
	April 24, 2002	35,000 [4]	$1.30	April 24, 2007	$1.28
	May 21, 2002	300,000 [4]	$1.60	May 21, 2004	$1.58
	June 25, 2002	25,000 [4]	$2.00	June 25, 2003	$1.56
	October 9, 2002	500,000 [4]	$1.01	October 9, 2007	$1.01

Notes:

(1) In accordance with the terms of the plan, based on the closing price of the common shares on the day preceding the date of grant of the options.

(2) Of the total 400,000 options granted, a total of 200,000 options are subject to the approval of shareholders at the annual and special meeting. See "Approval of Amendment to the Stock Option Plan" and "Approval of Option Grants under the Stock Option Plan".

(3) Of the total 150,000 options granted, a total of 65,000 options are subject to the approval of shareholders at the annual and special meeting. See "Approval of Amendment to the Stock Option Plan" and "Approval of Option Grants under the Stock Option Plan".

(4) Subject to the approval of shareholders at the annual and special meeting. See "Approval of Amendment to the Stock Option Plan" and "Approval of Option Grants under the Stock Option Plan".

(5) Of the total 175,000 options granted, a total of 80,000 are subject to the approval of shareholders at the annual and special meeting. See "Approval of Amendment to the Stock Option Plan" and "Approval of Option Grants under the Amended Stock Option Plan".

Other Compensation Matters

There were no long-term incentive awards made to the executive officers of the Corporation during the twelve months ended July 31, 2002. There are no pension plan benefits in place for the Named Executive Officers and none of the Named Executive Officers, senior officers or directors of the Corporation are indebted to the Corporation. In addition, there are no plans in place with respect to the Named Executive Officers for termination of employment or change in responsibilities.

Compensation Committee

The Corporation's executive compensation program is administered by the Compensation Committee of the Corporation. The members of the Compensation Committee are Messrs. Bradley H. Langille, Dale M. Hendrick and Alejandro Caraveo.

Compensation Policy

The executive compensation policy of the Corporation is determined with a view to securing the best possible talent to run the Corporation. Executives expect to reap additional income from the appreciation in value of the Common Shares they hold in the Corporation, including stock options.

Salaries are commensurate with those in the industry with additional options awarded to senior executive officers in lieu of higher salaries. Bonuses may be paid in the future for significant and specific achievements which have a strategic impact on the fortunes of the Corporation. Salaries and bonuses are determined on a judgmental basis after review by the board of directors of the contribution of each individual, including the executive officers of the Corporation. Although they may be members of the board of directors, the executive officers do not individually make any decisions with respect to their respective salary or bonus. In certain cases, bonuses of certain individuals, other than the executive officers, may be tied to specific criteria put in place at the time of engagement.

The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term and to reward employees for both past and future performance. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of his/her position with and contribution to the Corporation.

The foregoing report is submitted by the board of directors.

Election of Directors

The Corporation's articles provide for a minimum of three and a maximum of nine directors, to be elected annually. Each director will hold office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the Corporation's by-laws. At the meeting, shareholders will be asked to elect seven directors (the "Nominees"). With the exception of Messrs. Alejandro Caraveo and Rodolfo Nieblas, all of the Nominees are directors elected at the last annual and special meeting of shareholders of the Corporation held on January 4, 2002.

The following table provides the names of the Nominees and information concerning them. The persons named in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director. Each elected director will hold office until his successor is elected at the next annual meeting of the Corporation, or any adjournment thereof, or until his successor is duly elected or appointed.

Name and Municipality of Residence	Director Since	Office Held	Principal Occupation (1)	Number (%) of Shares Beneficially Owned Directly or Indiirectly (2)
Bradley H. Langille (3) (4) Halifax, Nova Scotia	1998	Chief Executive Officer and Director	Airline Pilot, Air Nova, a division of Air Canada Ltd., a national Canadian airline.	1,260,000 (3.5%)
Fred George Bedford, Nova Scotia	1998	President and Director	Same as Office Held	798,400 (2.2%)
Terence R. B. Donahoe, Q.C. Halifax, Nova Scotia	1999	Chairman, Executive Vice-President and Director	Same as Office Held	164,950 (0.5%)
Terence F. Coughlan Dartmouth, Nova Scotia	1998	Vice-President, Operations and Director	Geological Consultant	283,100 (0.8%)
Dale M. Hendrick (3) (4) Toronto, Ontario	2000	Director	Geological Consultant	10,000 (0.01%)
Alejandro Caraveo (3) (4) Chihuahua City, Mexico	2002	Director	Manager of Mining Concessions and Director, Minerales de Soyopa, S.A. de C.V., a	29,950 (0.01%)

			Mexican mineral exploration and development company; Managing Director of Service Division, Grupo Chihuahua, a Mexican storage and assembly plants business.	
Rodolfo Nieblas Mexico City, Mexico	2002	Director	Chief of Staff, Office of General Director for the Federal Electricity Commission of Mexico	Nil

Notes:

(1) All of the above individuals have held the indicated positions for the past five years, with the exception of Messrs. Fred George, Terence R. B. Donahoe and Rodolfo Nieblas. Prior to his appointment as President of the Corporation, Mr. George was involved in the operation of several retail business operations in Atlantic Canada and worked as a financial business management consultant. Prior to his appointment as Chairman and Executive Vice-President of the Corporation, Mr. Donahoe was a business consultant (1997-1999), and prior thereto, an elected member of the legislature of Nova Scotia, where he held a number of government offices and portfolios over an eighteen year period, including Leader of Her Majesty's Royal Opposition, Interim Leader of the Progressive Conservative Party of the Province of Nova Scotia, Attorney General, Minister of Education and Minister of Labour. Prior to his appointment with the Federal Electricity Commission of Mexico, Mr. Nieblas was Director of Airports and Auxiliary Services for Mexico (1998-1999) and prior thereto, he served as Senior Technical Advisor to the Secretary for Energy and Chief of Staff to the Undersecretary for Energy for the nation of Mexico. In addition, Mr. Nieblas, a trained industrial engineer, is senior advisor to the boards of directors of various public and private industrial commissions and associations in Mexico, including the Mineral Resources Council, the Mineral Development Commission and the Mexican Iron and Steel Industry Council.

(2) The information as to shares beneficially owned or over which the above-named officers and directors exercise control or direction has been furnished by the respective officers and directors individually. Directors also hold options under the Corporation's Stock Option Plan. See "Executive Compensation - Compensation of Directors". The percentage ownership is based on 36,453,766 common shares issued and outstanding as at November 4, 2002.

(3) Member of the Audit Committee.

(4) Member of the Compensation Committee.

IF ANY OF THE ABOVE NOMINEES IS FOR ANYREASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Appointment of Auditors

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of Grant Thornton LLP, Chartered Accountants, Suite 1100, Cogswell Tower, 2000 Barrington Street, Halifax, Nova Scotia, B3J 2P8, as auditors of the Corporation for the ensuing fiscal year, and to authorize the directors to fix their remuneration. Grant Thornton LLP, Chartered Accountants, were the auditors of the Corporation for the fiscal years ended July 31, 2002, 2001, 2000 and 1999. PricewaterhouseCoopers LLP, Chartered Accountants, 1809 Barrington Street, Suite 600, Halifax, Nova Scotia, B3J 3K8, were the auditors of the Corporation for the fiscal year ended July 31, 1998.

Approval of Amendment to the Stock Option Plan

On October 10, 2002, the board of directors of the Corporation approved a proposed amendment to the Corporation's Stock Option Plan, increasing the maximum number of Common Shares that may be reserved for the grant of options under the plan from 5,000,000 to 9,125,000 Common Shares. The amendment is subject to the approval of shareholders of the Corporation at the annual and special meeting. The full text of the Stock Option Plan, reflecting the proposed amendment, as well as the proposed ordinary resolution approving the amendment to the Stock Option Plan are attached to the management information circular as Schedules "A" and "B", respectively.

Approval of Option Grants under the Stock Option Plan

During the past fiscal year, the board of directors of the Corporation approved several grants of a total of 3,855,000 options to directors, officers and employees of the Corporation under the terms of the Corporation's Stock Option Plan. These options exceeded the existing maximum number of shares issuable under the plan and, as such, are not exercisable until they are approved, together with the proposed amendment to the Stock Option Plan, by shareholders of the Corporation at the annual and special meeting. The following table provides details with respect to the options proposed to be approved:

Holders	Number of Shares Under Option (#)	Exercise Price ($/share)	Date of Grant	Expiry Date
Officers and Directors	700,000	$0.80	March 15, 2002	March 15, 2007
	200,000	$0.70	January 18, 2002	January 18, 2007
	65,000	$0.75	February 7, 2002	February 7, 2007
	1,150,000	$1.01	October 9, 2002	October 9, 2007
Consultants	80,000	$0.75	February 7, 2002	February 7, 2007
	800,000	$0.80	March 15, 2002	March 15, 2007
	35,000	$1.30	April 24, 2002	April 24, 2007
	300,000	$1.60	May 21, 2002	May 21, 2004
	25,0000	$2.00	June 25, 2002	June 25, 2003
	500,000	$1.01	October 9, 2002	October 9, 2005

The full text of the proposed ordinary resolution approving the grant of 3,855,000 options under the terms of the Stock Option Plan is attached to the management information circular as Schedule "C".

Advance Approval of Private Placements

From time to time, the Corporation investigates opportunities to raise funds on advantageous terms in order to expand its mineral exploration activities. The Corporation expects to undertake one or more of such financings over the next year and expects some of them to be structured as private placements.

Pursuant to applicable regulatory requirements, the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "25% Rule"), unless there has been shareholder approval of such transactions.

The application of the 25% Rule may restrict the availability to the Corporation of funds which it may wish to raise in the future by private placement of its securities. In particular, management of the Corporation considers it to be in the best interests of the Corporation to solicit private placement funds for working capital and the Corporation's operations. In accordance with applicable regulatory practices, the Corporation may obtain advance approval by shareholders of private placements that may exceed the 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

The Corporation's issued and outstanding share capital as at the date hereof is 36,453,766 Common Shares and the Corporation proposes that the maximum number of shares which either would be issued or made subject to issuance under one or more private placements in the twelve-month period commencing on December 13, 2002 would not exceed 36,453,766 Common Shares in the aggregate, or 100% of the Corporation's issued and outstanding share capital as at November 4, 2002.

Any private placement proceeded with by the Corporation under the advance approval being sought at the annual and special meeting will be subject to the following additional restrictions: (i) it must be substantially with parties at arm's length to the Corporation; (ii) it cannot materially affect control of the Corporation; (iii) it must be completed within a twelve month period following the date the shareholder approval is given; and (iv) it must comply with applicable private placement pricing rules which currently require that the issue price per Common Share must not be lower than the closing market price of the Common Shares on the trading day prior to the date notice of the private placement is given to the applicable regulatory authority (the "Market Price"), less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

Whether or not a particular placement is "substantially" at arm's length or will materially affect control of the Corporation (in which case specific shareholder approval may be required) is a matter determined at the discretion of the applicable regulatory authorities.

In anticipation that the Corporation may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its Common Shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the 25% Rule, the Corporation requests that its shareholders pass an ordinary resolution approving the issuance in one or more private placements during the twelve month period commencing December 13, 2002 of such number of securities that would result in the Corporation issuing or making issuable up to 36,453,766 Common Shares. The full text of the proposed ordinary resolution to be passed by shareholders is attached to the Circular as Schedule "D".

Audit Committee

The Corporation is required to have an audit committee. The following directors are members of the audit committee:

Bradley H. Langille
Dale M. Hendrick
Alejandro Caraveo

Corporate Governance

The board of directors has adopted corporate governance practices that comply with applicable regulatory guidelines. These guidelines suggest that the board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of this overall stewardship responsibility, the board of directors shall assume responsibility for the following matters:

- adoption of a strategic planning process;
- identification of the principal risks of the business and ensuring the implementation of appropriate systems to manage these risks;
- succession planning, including appointing, training and monitoring senior management;
- adoption of a communications policy; and
- ensuring the integrity of internal control and management information systems.

To comply with applicable guidelines, the board of directors has created a number of committees, including a corporate governance committee, an audit committee and a nomination committee. The corporate governance committee is responsible for developing the Corporation's approach to corporate governance issues and for the Corporation's application of the governance guidelines published by the regulatory authorities. It will also seek to facilitate the functioning of the board of directors of the Corporation independently of management of the Corporation and to maintain an effective relationship between the board of directors and management of the Corporation. Individual directors are entitled to engage an outside advisor at the expense of the Corporation in the appropriate circumstances, subject to the approval of the corporate governance committee.

The audit committee is responsible for reviewing in detail the Corporation's financial statements and financial reporting and ensuring that management implements and maintains an effective system of internal control. The nomination committee is responsible for proposing to the board of directors new nominees to the board and for assessing directors on an ongoing basis as well as the board as a whole, the committees of the board and the contribution of individual directors. The nomination committee is also responsible for providing an orientation and education program for new recruits to the board.

In addition to the particular functions of the various committees of the board of directors, the board of directors as a group, in conjunction with the Chief Executive Officer, are responsible to develop position descriptions for the board and for the Chief Executive Officer, involving the definition of the limits to management's responsibilities. The board of directors shall at all times be responsible for ensuring that the size of the board and its committees is such that they facilitate effective decision-making.

Conflicts of Interest

Some of the directors and officers of the Corporation also serve as directors and officers of other companies involved in the resource exploration sector. Consequently, there exists a possibility for any such director or officer to be placed in a position of conflict. Each such director or officer is subject to fiduciary duties and obligations to act honestly and in good faith with a view to the best interests of the Corporation.

Similar duties and obligations will apply to such other companies. Thus any future transaction between the Corporation and such other companies will be for bona fide business purposes and approved by a majority of disinterested directors of the Corporation.

Indebtedness of Officers and Directors to the Corporation

No officer or director of the Corporation was indebted to the Corporation at any time during the twelve months ended July 31, 2002.

Interest of Insiders in Material Transactions

No insider of the Corporation has any interest in material transactions involving the Corporation, except as follows:

1. During the twelve months ended July 31, 2002, the Corporation paid a total of $621,145 (2001 - $482,831; 2000 – $239,069) to companies controlled by officers and directors of the Corporation for management fees, mineral property exploration expenditures, promotional fees and professional fees. See "Executive Compensation – Compensation of Executive Officers";

2. As at July 31, 2002, the Corporation had bonuses payable to directors and officers in the amount of $100,000; and

3. Officers and directors of the Corporation are entitled to hold options under the terms of the Corporation's Stock Option Plan. See "Executive Compensation – Stock Option Plan".

The contents and sending of this Circular have been approved by the directors of the Corporation.

DATED as of the 8th day of November, 2002.

(Signed): "Bradley H. Langille"
BRADLEY H. LANGILLE
CHIEF EXECUTIVE OFFICER

SCHEDULE "A"

GAMMON LAKE RESOURCES INC.

STOCK OPTION PLAN

1. **INTERPRETATION:**

For the purposes of this Plan, the following terms shall have the following meanings:

(a) "**Board**" means the board of directors of the Corporation;

(b) "**Corporation**" means Gammon Lake Resources Inc.;

(c) "**Consultant**" means an individual, other than an employee or an executive of the issuer, that:
   (i) is engaged on an ongoing basis to provide *bona fide* consulting, technical, management or other services to the issuer or to an affiliated entity of the issuer under a written contract between the issuer or the affiliated entity and the individual or a Consultant Company or Consultant Partnership of the individual; and
   (ii) in the reasonable opinion of the issuer, spends or will spend a significant amount of time and attention on the affairs and business of the issuer or an affiliated entity of the issuer;

(d) "**Consultant Company**" means, for an individual Consultant, a company of which the individual Consultant is an employee or shareholder;

(e) "**Consultant Partnership**" means, for an individual Consultant, a partnership of which the individual Consultant is an employee or partner;

(f) "**Effective Date**" means the date of adoption of this Plan by the Board, namely October 1, 1999;

(g) "**Eligible Person**" means, subject to all applicable laws, any employee, Senior Officer, director, Consultant, Consultant Company or Consultant Partnership of the Corporation or any Subsidiary or any personal holding corporation controlled by a Senior Officer or director of the Corporation or any Subsidiary or any registered retirement savings plans established for the sole benefit of an employee, Senior Officer or director of the Corporation or any Subsidiary;

(h) "**Insider**" means:

   (i) an insider as defined under Section 1(1) of the *Securities Act* (Ontario), other than a person who falls within that definition solely by virtue of being a director or Senior Officer of a Subsidiary, and
   (ii) an associate, as defined under Section 1(1) of the *Securities Act* (Ontario), of any person who is an insider by virtue of clause 1(h)(i) above;

(i) "**Option**" means an option to purchase Shares granted to an Eligible Person pursuant to the terms of the Plan;

(j) **"Outstanding Issue"** shall mean the number of Shares that are outstanding immediately prior to the share issuance in question, excluding Shares issued pursuant to Share Compensation Arrangements over the preceding one-year period;

(k) **"Participant"** means Eligible Persons to whom Options have been granted;

(l) **"Plan"** means this stock option plan of the Corporation;

(m) **"Senior Officer"** has the meaning ascribed thereto in Section 1(1) of the *Securities Act* (Ontario);

(n) **"Shares"** means the common shares of the Corporation;

(o) **"Share Compensation Arrangement"** means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of loan, guarantee or otherwise;

(p) **"Subsidiary"** means any company that is a subsidiary of the Corporation as defined under Section 1(4) of the *Securities Act* (Ontario); and

(q) **"Termination Date"** means the date on which a Participant ceases to be an Eligible Person.

Words importing the singular number only shall include the plural and vice versa and words importing the masculine shall include the feminine.

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

2. **PURPOSE:** The purpose of this Plan is to:

(a) encourage ownership of the Shares by directors, Senior Officers and employees of the Corporation and its Subsidiaries and Consultants, Consultant Companies and Consultant Partnerships, who are primarily responsible for the management and profitable growth of its business;

(b) advance the interests of the Corporation by providing additional incentive for superior performance by such persons; and

(c) attract and retain valued directors, Senior Officers, employees, Consultants, Consultant Companies and Consultant Partnerships.

3. **ADMINISTRATION:** The Plan shall be administered by the Board. Subject to the limitations of the Plan and the requirements of such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation, the Board shall have the authority to:

(a) grant options to purchase Shares to Eligible Persons;

(b) determine the terms, limitations, restrictions and conditions respecting such grants;

(c) interpret the Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable, and

(d) make all other determinations and to take all other actions in connection with the implementation and administration of the Plan as it may deem necessary or advisable.

The Board's guidelines, rules, regulation, interpretations and determinations shall be conclusive and binding upon the Corporation and all other persons.

4. **SHARES SUBJECT TO THE PLAN:** The maximum number of Shares which may be reserved and set aside for issue under this Plan shall be 9,125,000, provided that the Board shall have the right, from time to time, to increase such number subject to the approval of the shareholders of the Corporation and such regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation. The maximum number of Shares which may be reserved for issuance to any one person under the Plan shall be 5% of the Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Shares reserved for issuance to such person under any other option to purchase Shares from treasury granted as a compensation or incentive mechanism.

Any Shares subject to an Option which for any reason is cancelled or terminated without having been exercised shall again be available for grants under the Plan.

5. **PARTICIPATION:** Options shall be granted under the Plan only to Eligible Persons designated from time to time by the Board and shall be subject to the approval of such regulatory authorities, stock exchanges or over-the-counter having jurisdiction over the affairs of the Corporation.

6. **TERMS AND CONDITIONS OF OPTIONS:** The terms and conditions of each Option shall include the following, as well as such other provisions, not inconsistent with the Plan, as may be deemed advisable by the Board including those contained in any stock option agreement entered into between the Corporation and a Participant:

(a) *Option Price*: The option price of any Shares in respect of which an Option may be granted shall be fixed by the Board but shall be not less than the market price of the Shares at the time the Option is granted. For the purpose of this subparagraph 6(a), "market price" shall be deemed to be the closing price as reported by the Toronto Stock Exchange, or, if the Shares are not listed on the Toronto Stock Exchange, on such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, as the case may be, on the last trading day immediately preceding the day upon which the Option is granted. If the Shares are not publicly traded or quoted, then the "market price" shall be the fair market value of the Shares, as determined by the Board, on the day upon which the Option is granted. In the resolution allocating any Option, the Board may determine that (i) the date of grant of the Option shall be a future date determined in the manner specified in such resolution, in which case, for the purpose of this subparagraph 6(a), "market price" shall be deemed to be the weighted average trading price of the Shares as reported by the Toronto Stock Exchange, or if the Shares are not listed on the Toronto Stock Exchange, on such other principal stock exchange or over-the-counter market on which the Shares are listed or quoted, as the case may be, for the five (5) trading days preceding the date of the grant, or, if the Shares are not publicly traded or quoted, then the "market price" shall be the fair market value of the Shares, as determined by the Board, on the date of grant, and (ii) the date or dates of the vesting of the option shall be a future date or dates determined in the manner specified in such resolution. The Board may also determine that the exercise price per share may escalate at a specified rate dependent upon the date on which any Option may be exercised by the Participant.

(b) *Payment*: The full purchase price of Shares purchased under an Option shall be paid in cash or certified funds upon the exercise thereof, and upon receipt of payment in full, but subject to the terms of the Plan, the number of Shares in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable. A holder of an Option shall have none of the rights of a shareholder until the Shares are issued to him.

(c) *Term of Option*: Options may be granted under this Plan exercisable over a period not exceeding five (5) years. Each Option shall be subject to earlier termination as provided in subparagraph 6(e).

(d) *Exercise of Option*: Subject to the provisions contained in subparagraph 6(e)(ii),(iii) and (iv), no Option may be exercised unless the Participant is then an Eligible Person. This Plan shall not confer upon the Participant any right with respect to continuation of employment by the Corporation. Absence on leave approved by an officer of the Corporation or of any Subsidiary authorized to give such approval shall not be considered an interruption of employment for any purpose of the Plan. Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the transfer agent of the Corporation in Toronto of written notice of exercise specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the Shares then being purchased.

(e) *Termination of Options*: Unless otherwise determined by the Board, in its sole discretion, and as may be permitted by any regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation,_ any Option granted pursuant hereto, to the extent not validly exercised, will terminate on the earliest of the following dates:

(i) the date of expiration specified in the Option agreement or in the resolution of the Board granting such Option, as the case may be, being not more than five (5) years after the date upon which the Option was granted;

(ii) immediately upon the termination of the Participant's employment with the Corporation or a Subsidiary, where termination is for cause;

(iii) thirty (30) days after the Participant ceases to be an Eligible Person, other than by reason of retirement, permanent disability or death during which thirty (30) day period the Participant may exercise the Option to the extent he was entitled to exercise it at the date the Participant ceased to be an Eligible Person. Without limitation, and for greater certainty only, this provision will apply regardless of whether the Participant received compensation in respect of dismissal or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest with the Participant;

(iv) ninety (90) days after the date of the death of the Participant during which ninety (90) day period the Option may be exercised by the Participant's legal representative or the person or persons to whom the deceased Participant's rights under the Option shall pass by will or the applicable laws of decent and distribution, and only to the extent the Participant would have been entitled to exercise the Option on the date of death; and

(v) ninety (90) days after termination of the Participant's employment by reason of permanent disability or retirement under any retirement plan of the Corporation or any Subsidiary, during which ninety (90) day period the Participant may exercise the Option to the extent he was entitled to exercise it at the time of such termination, provided that if the Participant shall die within such ninety (90) day period, then such right shall be extended to ninety (90) days following the date of death of the

Participant and shall be exercisable only by the persons described in clause 6(e)(iv) hereof and only to the extent therein set forth.

(f) *Non-transferability of Option*: No Option shall be transferable or assignable by the Participant other than by will or the laws of decent and distribution and such Option shall be exercisable during his lifetime only by the Participant.

(g) *Applicable Laws or Regulations*: The Plan, the grant and exercise of Options hereunder and the Corporation's obligation to sell and deliver Shares upon exercise of the Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange or over-the-counter market on which the Shares are listed or quoted for trading, as the case may be, and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required. The Corporation shall not be obligated by any provision of the Plan or the granting of any Option hereunder to issue or sell Shares in violation of such laws, rules and regulations or any condition of such approvals. No Option shall be granted and no Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or the Shares under the securities laws of any jurisdiction and any purported grant of any Option or issue or sale of Shares hereunder in violation of this provision shall be void. In addition, the Corporation shall have no obligation to issue any Shares pursuant to the Plan unless such Shares shall have been duly listed or quoted, upon official notice of issuance, with all stock exchanges or over-the-counter markets, as the case may be, on which the Shares are listed or quoted for trading. Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.

4. **ADJUSTMENTS IN SHARES SUBJECT TO THE PLAN:**

(a) *Subdivisions and Redivisions:* In the event of any subdivision or redivision of the Shares at any time while any Option is outstanding into a greater number of Shares, the Corporation shall thereafter deliver at the time of exercise of any Option, in lieu of the number of Shares in respect of which such Option is then being exercised, such greater number of Shares as would result from said subdivision or redivision had such Option been exercised before such subdivision or redivision without the Participant making any additional payment or giving any other consideration therefor.

(b) *Consolidations:* In the event of any consolidation of the Shares at any time while any Option is outstanding into a lesser number of Shares, the Corporation shall thereafter deliver, and the Participant shall accept, at the time of exercise of any Option, in lieu of the number of Shares in respect of which such Option is then being exercised, such lesser number of Shares as would result from such consolidation had such Option been exercised before such consolidation.

(c) *Reclassifications/Changes*: In the event of any reclassification or change of the Shares at any time while any Option is outstanding, the Corporation shall thereafter deliver at the time of exercise of any Option hereunder the number of securities of the Corporation of the appropriate class or classes resulting from said reclassification or change as the Participant would have been entitled to receive in respect of the number of Shares in respect of which such Option is then being exercised had such Option been exercised before such reclassification or change.

(d) *Other Capital Reorganizations*: In the event of any capital reorganization of the Corporation at any time while any Option is outstanding, not otherwise covered in this paragraph 7 or a consolidation, amalgamation or merger with or into any other entity or the sale of the properties and assets as or substantially as an entirety to any other entity, the Participant if he has not exercised his Option prior to the effective date of such capital reorganization, consolidation, amalgamation, merger or sale, upon the exercise of such Option thereafter, shall be entitled to receive and shall accept in lieu of the number of Shares then subscribed for by him but for the same aggregate consideration payable therefor, the number of other securities or property of the entity resulting from such capital reorganization, consolidation, amalgamation, merger or sale, as the case may be, that the Participant would have been entitled to receive on such capital reorganization, consolidation, amalgamation, merger or sale if, on the record date or the effective date thereof, he had been the registered holder of the number of Shares so subscribed for.

(e) *Other Changes*: In the event that the Corporation takes any action affecting the Shares at any time, other than any action described above, which in the opinion of the board of directors of the Corporation would materially affect the rights of the Participant, the exercise price or number of Shares issuable upon exercise of any Option will be adjusted in such manner, if any, and at such time, as the board of directors of the Corporation may determine, but subject in all cases to any necessary regulatory and, if required, shareholder approval. Failure to take such action by the directors of the Corporation so as to provide for an adjustment on or prior to the effective date of any action by the Corporation affecting the Shares will be conclusive evidence that the board of directors of the Corporation has determined that it is equitable to make no adjustment in the circumstances.

(f) The Corporation shall not be obligated to issue fractional Shares in satisfaction of its obligations under the Plan or any Option and the Participant will not be entitled to receive any form of compensation in lieu thereof.

(g) If at any time the Corporation grants to its shareholders the right to subscribe for and purchase *pro rata* additional securities of any other corporation or entity, there shall be no adjustments made to the number of Shares or other securities subject to the Options in consequence thereof and the Options shall remain unaffected.

(h) The adjustment in the number of Shares issuable pursuant to Options provided for in this paragraph 7 shall be cumulative.

(i) On the happening of each and every of the foregoing events, the applicable provisions of the Plan and each of them shall, *ipso facto*, be deemed to be amended accordingly and the Board shall take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to any outstanding Option (and the Plan) and the exercise price thereof.

5. LIMITS WITH RESPECT TO INSIDERS:

(a) The maximum number of Shares which may be reserved for issuance to Insiders under the Plan or other Share Compensation Arrangement shall be 10% of the Outstanding Issue.

(b) The maximum number of Shares which may be issued to Insiders under the Plan or other Share Compensation Arrangement within a one-year period shall be 10% of the Outstanding Issue.

(c) The maximum number of Shares which may be issued to any one Insider under the Plan or other Share Compensation Arrangement within a one-year period shall be 5% of the

Outstanding Issue.

(d) Any entitlement to acquire Shares granted pursuant to the Plan or other Share Compensation Arrangement prior to the grantee becoming an Insider shall be excluded for the purposes of the limits set out in subparagraphs (a), (b) and (c) of this paragraph 8.

9. **FINANCIAL ASSISTANCE FOR PURCHASE OF SHARES:** Subject to applicable law, the Corporation may, in its sole discretion, arrange for the Corporation or any Subsidiary to make loans or provide guarantees for loans by financial institutions to assist Participants to purchase Shares upon the exercise of the Options so granted. Any loans granted by the Corporation or any Subsidiary to assist Participants to purchase Shares upon the exercise of Options shall be full recourse to the Participant and secured by the Shares purchased with the proceeds of the loan, and shall be at such rates of interest, if any, and on such other terms as may be determined by the Corporation.

The Shares may be sold by the Participant at any time provided that an amount equivalent to the option price per Share sold, or the balance of the loan, whichever is the lesser, is applied in repayment of the loan.

10. **AMENDMENT AND TERMINATION OF PLAN AND OPTIONS:** Subject in all cases to the approval of all regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation, the Board may from time to time amend or revise the terms of the Plan (or any Option granted thereunder) or may terminate the Plan (or any Option granted thereunder) at any time provided, however, that no such action shall, without the consent of the participant, in any manner adversely affect a Participant=s rights under any Option theretofore granted under the Plan.

11. **EFFECTIVE DATE AND DURATION OF PLAN:** Subject to section 12, the Plan becomes effective on the Effective Date and Options may be granted immediately thereafter. Any Options granted subsequent to the Effective Date but prior to the approval of the Plan by the shareholders of the Corporation as contemplated in section 12 shall not be exercisable until such approval is obtained and, if such approval is not obtained, such Options shall be immediately cancelled. The Plan shall remain in full force and effect until such time as the Board shall terminate the Plan, and for so long thereafter as Options remain outstanding in favour of any Participant.

12. **APPROVAL OF PLAN:** The establishment of the Plan shall be subject to approval of the shareholders of the Corporation. All Options granted subsequent to such approval shall not require approval by the shareholders unless such approval is required by the regulatory authorities, stock exchanges or over-the-counter markets having jurisdiction over the affairs of the Corporation.

SCHEDULE "B"

ORDINARY RESOLUTION OF THE SHAREHOLDERS OF

GAMMON LAKE RESOURCES INC.

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. An amendment to the terms of the Corporation's Stock Option Plan for directors, officers, employees and consultants, increasing the maximum number of Common Shares that may be reserved for the grants of options under the plan from 5,000,000 to 9,125,000 Common Shares, as more particularly described in the management information circular of the Corporation dated November 4, 2002, be and the same is hereby approved; and

2. Each of the directors and officers of the Corporation be and they are hereby authorized to do all acts and things and execute all documents as may be necessary or desirable in their opinion to give effect to the foregoing.

SCHEDULE "C"

ORDINARY RESOLUTION OF THE SHAREHOLDERS OF

GAMMON LAKE RESOURCES INC.

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. The grant of a total of 3,855,000 options to officers, directors, employees and consultants of the Corporation under the terms of the Corporation's Stock Option Plan, as proposed to be amended in order to increase the maximum number of Common Shares that may be reserved for the grant of options thereunder from 5,000,000 to 9,125,000 Common Shares, and as more particularly described in the management information circular of the Corporation dated November 4, 2002, be and the same is hereby approved; and

2. Each of the directors and officers of the Corporation be and they are hereby authorized to do all acts and things and execute all documents as may be necessary or desirable in their opinion to give effect to the foregoing.

SCHEDULE "D"

ORDINARY RESOLUTION OF THE SHAREHOLDERS OF

GAMMON LAKE RESOURCES INC.

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. The issuance by the Corporation in one or more private placements during the twelve month period commencing on December 13, 2002, of such number of securities that would result in the Corporation issuing or making issuable up to 36,453,766 Common Shares of the Corporation, as is more particularly described in the management information circular of the Corporation dated November 4, 2002, be and the same is hereby approved; and

2. Each of the directors and officers of the Corporation be and they are hereby authorized to do all acts and things and execute all documents as may be necessary or desirable in their opinion to give effect to the foregoing.

EXEMPTION: RULE 12g 3-2 (b)
FILE NO.: 82-4909

02 DEC 11

GAMMON LAKE RESOURCES INC.

PROXY

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

December 13, 2002

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF GAMMON LAKE RESOURCES INC.

The undersigned shareholder of Gammon Lake Resources Inc. (the "Corporation") hereby nominates, constitutes and appoints Terence R.B. Donahoe, Chairman, or failing him, Fred George, President, or instead of any of them, ________________________, as nominee of the undersigned to attend and vote for and on behalf of the undersigned at the annual and special meeting of shareholders of the Corporation to be held on the 13th day of December, 2002, and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment or adjournments thereof, and without limiting the generality of the power hereby conferred, the nominees are specifically directed to vote the shares represented by this proxy as indicated on the reverse side hereof.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AND WHERE A CHOICE IS SPECIFIED WILL BE VOTED AS DIRECTED. WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS REFERRED TO BELOW.

THIS PROXY ALSO CONFERS DISCRETIONARY AUTHORITY TO VOTE IN RESPECT OF ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING AND IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY FILLING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAMES OF MANAGEMENT'S NOMINEES, OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DEPOSITING THE PROXY AS INSTRUCTED BELOW.

TO BE VALID, THIS PROXY MUST BE RECEIVED BY THE TRANSFER AGENT AT THE ADDRESS INDICATED ON THE ENCLOSED ENVELOPE NOT LATER THAN 48 HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) BEFORE THE TIME OF HOLDING THE MEETING OR ADJOURNMENT THEREOF, OR DELIVERED TO THE CHAIRMAN ON THE DAY OF THE MEETING OR ADJOURNMENT THEREOF.

The nominees are directed to vote the shares represented by this proxy as follows:

1. To Vote For ____ or to Withhold From Voting ____ in respect of the election of directors proposed by management.

2. To Vote For _____ or to Withhold From Voting _____ in respect of the appointment of Grant Thornton LLP, Chartered Accountants, as auditors of the Corporation, and to authorize the directors to fix their remuneration.

3. To Vote For ______ or to Vote Against _____ an ordinary resolution increasing the maximum number of common shares reserved for grants of options under the Corporation's stock option plan as more particularly described in the management information circular dated November 8, 2002.

4. To Vote For ______ or to Vote Against _____ an ordinary resolution approving the grant of options to directors, officers, employees and consultants of the Corporation as more particularly described in the management information circular dated November 8, 2002.

5. To Vote For ______ or to Vote Against _____ an ordinary resolution approving the issuance of common shares in one or more private placements over the next twelve months as more particularly described in the management information circular dated November 8, 2002.

6. At the nominee's discretion, upon any amendments or variations to matters specified in the notice of the annual and special meeting or upon any other matters as may properly come before the meeting or any adjournments thereof.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ON ANY VOTE OR BALLOT CALLED AT THE MEETING. UNLESS A SPECIFIC INSTRUCTION IS INDICATED, THE SAID SHARES WILL BE VOTED FOR CONFIRMATION AND/OR APPROVAL OF THE MATTERS SPECIFIED IN ITEMS 1, 2, 3, 4 and 5, ALL OF WHICH ARE SET FORTH IN THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR, RECEIPT OF WHICH IS HEREBY ACKNOWLEDGED.

This proxy revokes and supersedes all proxies of earlier date.

DATED this _____ day of ________________ , _________.

PRINT NAME: ___________________________________.

SIGNATURE:____________________________________.

Notes:

1. This proxy must be signed by the shareholder or his attorney duly authorized in writing, or if the shareholder is a corporation, by the proper officers or directors under its corporate seal, or by an officer or attorney thereof duly authorized.

2. A person appointed as nominee to represent a shareholder need not be a shareholder of the Corporation.

3. If not dated, this proxy is deemed to bear the date on which it was mailed on behalf of management of the Corporation.

4. Each shareholder who is unable to attend the meeting is respectfully requested to date and sign this form of proxy and return it using the self-addressed envelope provided.